UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934
TALEND S.A.
(Name of Subject Company)
TALEND S.A.
(Name of Person(s) Filing Statement)
American Depository Shares, each representing one ordinary share, nominal value €0.08 per share;
Ordinary Shares, nominal value €0.08 per share
(Title of Class of Securities)
874224207
(CUSIP Number of Class of Securities)
Christal Bemont
Chief Executive Officer
Talend S.A.
5-7, rue Salomon de Rothschild
Suresnes, France 92150
+33 (0) 1 46 25 06 00
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)
With copies to:
Robert Ishii
Patrick Sandor
Wilson Sonsini Goodrich & Rosati, Professional Corporation
One Market Plaza
Spear Tower, Suite 3300
San Francisco, California 94105
(415) 947-2000
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.   Subject Company Information
(a)
 Name and Address

The name of the subject company is Talend S.A., a société anonyme organized under the laws of France (“Talend” or the “Company”). Unless the context indicates otherwise, we use the terms “us,” “we” and “our” to refer to Talend. The address of Talend’s principal executive office is 5-7 rue Salomon de Rothschild, 92150 Suresnes, France. The telephone number of Talend’s principal executive office is +33 (0) 1 46 25 06 00.
(b)
 Securities

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates to (i) the ordinary shares, nominal value €0.08 per share, of the Company (the “Ordinary Shares”) and (ii) the American Depositary Shares, each representing one Ordinary Share (the “ADSs”), and Ordinary Shares issuable upon exercise of any outstanding options, warrants, convertible securities or rights to purchase, subscribe for, or be allocated Ordinary Shares (collectively, the “Company Shares”) of Talend.
As of the close of business on June 9, 2021, the latest practicable date prior to the filing of this Schedule 14D-9, there were 32,709,507 Ordinary Shares issued and outstanding, 32,703,134 of which were represented by issued and outstanding ADSs.
Item 2.   Identity and Background of Filing Person
(a)
 Name and Address

Talend, the subject company, is the person filing this Schedule 14D-9. The name, business address and business telephone number of Talend are set forth in “Item 1. Subject Company Information — Name and Address” above.
(b)
 Tender Offer

The Offer
This Schedule 14D-9 relates to the tender offer by Tahoe Bidco B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the Laws of the Netherlands (“Purchaser”), an indirect subsidiary of Tahoe Ultimate Parent, L.P. a limited partnership organized under the laws of the Cayman Islands (“Parent”) and an affiliate of Thoma Bravo L.P. (“Thoma Bravo”), to acquire all of the outstanding Company Shares for $66.00 per Ordinary Share and $66.00 per ADS (the “Offer Price”) in each case, payable net to the seller thereof in cash, without interest, less any withholding taxes that may be applicable, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 11, 2021 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Ordinary Share Acceptance Form (together with any amendments or supplements thereto, the “Ordinary Share Acceptance Form”) and ADS Letter of Transmittal (together with any amendments or supplements thereto, the “ADS Letter of Transmittal” and, together with the Offer to Purchase, the Ordinary Share Acceptance Form and other related materials, as each may be amended or supplemented from time to time, the “Offer”). The Offer to Purchase, Ordinary Share Acceptance Form and the ADS Letter of Transmittal are filed as Exhibits (a)(1)(A), (a)(1)(B), (a)(1)(C), and hereto, respectively, and are incorporated herein by reference. The Offer is described in a Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on June 11, 2021, by Purchaser (as amended or supplemented from time to time, the “Schedule TO”).
The Offer is being made pursuant to the Memorandum of Understanding, dated March 10, 2021, (as it may be further amended, restated or supplemented from time to time in accordance with its terms, the “Memorandum of Understanding”) by and between Talend and Tahoe Bidco (Cayman), LLC, a direct wholly-owned subsidiary of Parent (“Cayman Bidco”) and Talend. Cayman Bidco has assigned all of its rights and obligations under the Memorandum of Understanding to Purchaser. The Offer is being made pursuant to, and subject to the terms and conditions set forth in, that certain. The obligation of Purchaser to consummate the Offer is conditioned upon, among other things, (i) the valid tender pursuant to the Offer of

80% of the outstanding Company Shares, including those represented by ADSs, Ordinary Shares issuable upon the exercise conversion or exchange of any options, warrants, convertible notes, stock appreciation rights, or other rights to acquire Ordinary Shares then outstanding (excluding the 1.75% convertible senior notes due September 1, 2024 issued by the Company in September 2019) (the “Minimum Condition”) and (ii) all regulatory approvals contemplated under the Memorandum of Understanding having been granted or obtained (or relevant waiting periods having expired or been terminated) (the “Regulatory Approvals”).
The Offer will remain open for acceptance for an initial period of at least 20 business days (calculated in accordance with Rule 14d-1(g)(3) under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”)). The Offer is scheduled to expire at 5:00 p.m., New York City time, on July 28, 2021 (as it may be extended, the “Expiration Date”) unless the Offer is extended prior to such time, in accordance with the Memorandum of Understanding.
As set forth in the Offer to Purchase, subject to applicable law, the Offer may be extended at any time and from time to time. During such extensions, the Offer will remain open and the acceptance of tendered Company Shares pursuant to the Offer will be delayed. Pursuant to the Memorandum of Understanding, if all of the conditions to the Offer described in the Offer to Purchase (the “Conditions”) are not satisfied or waived by Purchaser on the Expiration Date, Purchaser shall extend the Offer for one or more successive periods of not more than ten business days each. Purchaser is not required to extend the Offer past December 31, 2021; provided that, if all of the Conditions other than the Regulatory Approvals shall have been satisfied or waived by Purchaser, either Purchaser or the Company may extend the Offer until March 31, 2022. In addition, Purchaser shall extend the Offer, to the extent required by applicable U.S. federal securities laws, if it makes a material change to the terms of the Offer, makes a material change in the information concerning the Offer, or waives a material condition of the Offer. In addition, Purchaser may provide for a “subsequent offering period” (and one or more extensions thereof) of at least three business days in accordance with Rule 14d-11 under the Exchange Act (the “Subsequent Offer Period”), as described more fully in the Offer to Purchase.
The Offer to Purchase provides, among other things, that, subject to the terms and conditions set forth therein, Purchaser will, promptly following the Expiration Date, accept for payment (such time, the “Offer Acceptance Time”) and thereafter, pay for, all Company Shares validly tendered pursuant to the Offer and not properly withdrawn as of the Offer Acceptance Time.
Pursuant to the Amendment No. 1 to the Deposit Agreement, dated as of July 28, 2016, by and between Talend S.A. and JPMorgan Chase Bank, N.A. (the “Depositary”), if any holders of ADSs do not tender their ADSs during the initial offering period but the Minimum Condition was otherwise satisfied, Purchaser may, during a Subsequent Offer Period, offer to purchase the Ordinary Shares underlying any untendered ADSs held by the (the “Remaining Shares”), in exchange for the Offer Price. If Purchaser makes such offer for the Remaining Shares then the Depositary will cancel the untendered ADSs, will sell all of the Remaining Shares to Purchaser in exchange for the Offer Price, and will hold such aggregate cash payment in trust for the benefit of the holders of such non-tendering ADS holders. In this circumstance, the Depositary will arrange to distribute such amount to such holders on a pro rata basis, less any applicable withholding taxes. Any fees and expenses incurred in connection with the cancellation of the ADSs and distribution of the funds will be funded by the Purchaser. As a result, upon Purchaser’s acceptance of the tender of the Ordinary Shares by the ADS Depositary in the Subsequent Offer Period, any holders of untendered ADSs will cease to have any rights with respect to the Ordinary Shares.
It is expected that following the consummation of the Offer (after giving effect to the transactions to be consummated at the expiration of any Subsequent Offer Period), to the extent legally permitted by applicable law, Parent and Purchaser intend to de-list the ADSs from the NASDAQ Global Select Market (“Nasdaq”), to terminate the registration of the Ordinary Shares under Section 12(g)(4) of the Securities Exchange Act of 1934 (the “Exchange Act”) and to suspend Talend’s reporting obligations under Section 15(d) of the Exchange Act.

Treatment of Equity Awards
Talend Share Options
Pursuant to the Memorandum of Understanding, immediately prior to the time at which Purchaser accepts for payment and pays for Ordinary Shares, referred to herein as the offer acceptance time, Purchaser will offer to each holder of outstanding vested but unexercised Talend share options the right to enter into a cashless arrangement, financing facility or equivalent mechanism (in each case subject to applicable laws) to fund the payment of the aggregate exercise price and applicable tax withholding obligations for exercising such vested Talend share options, which we refer to as the option liquidity mechanism. Participation in the option liquidity mechanism is subject to the holder’s agreement to tender to Purchaser the Ordinary Shares acquired upon such exercise and to repay to Purchaser the aggregate exercise price and any applicable tax withholding obligations funded through the option liquidity mechanism at the offer acceptance time. Pursuant to the Memorandum of Understanding, with respect to holders of unvested, outstanding and unexercised Talend share options granted under Talend’s 2017 stock option plan and 2016 stock option plan, Purchaser will offer to each such holder the right at the offer acceptance time to cancel such unvested Talend share options in exchange for a cash payment in an amount equal to the product of (x) the aggregate number of unvested Talend ordinary shares subject to such share option, multiplied by (y) the excess of $66.00, less the applicable per share exercise price of such unvested Talend share option, which is referred to herein as the cash replacement option amount. Unvested, outstanding and unexercised Talend share options granted on or after August 4, 2020, will be automatically cancelled and replaced with the right to receive the cash replacement option amount. Payments in respect of the cash replacement option amount will be subject to the terms of the unvested Talend share option for which they were exchanged, including but not limited to with respect to vesting and continued employment with Parent, Talend, or any of their subsidiaries, and will become payable when the vesting conditions with respect to such exchanged unvested Talend share options are satisfied, except for terms rendered inoperative by reason of the tender offer or the Post-Offer Reorganization or for such other administrative or ministerial changes as Parent and Talend determine are appropriate. In addition, certain vested and outstanding share options to purchase ordinary shares, to the extent unexercised as of immediately prior to the effective time of the Offer, will be cancelled as of the effective time of the Offer, and certain vested and outstanding share options to purchase Ordinary Shares, to the extent unexercised as of immediately prior to the effective time of the Offer, will be cancelled following the consummation of the Offer, after giving effect to the transactions to be consummated at the end of any Subsequent Offering Period and immediately prior to the consummation of the Post-Offer Reorganization in exchange for a cash indemnification payment in accordance with the applicable option plan.
Talend Free Shares (RSUs)
Pursuant to the Memorandum of Understanding, each outstanding and unvested Talend free shares will be automatically cancelled and replaced with the right to receive a cash payment in an amount equal to (i) $66.00, multiplied by (ii) the number of unvested Talend free shares underlying such award, which cash payment is referred to as the cash replacement free share amount. With respect to any unvested Talend free shares that are subject to performance-vesting goals or metrics, (x) for any unvested Talend free shares for which the time period for performance has elapsed under the terms of the awards, the number of unvested Talend free shares will be determined based on the actual level of achievement of such goals or metrics, and (y) for all other unvested Talend free shares, the number of unvested Talend free shares will be determined based on target level of achievement of such goals or metrics immediately prior to the offer acceptance time. Payments in respect of the cash replacement free share amount will be subject to the terms of the unvested Talend free shares for which they were exchanged, including but not limited to with respect to vesting and continued employment with Parent, Talend, or any of their subsidiaries, and will become payable when the vesting conditions with respect to such exchanged unvested Talend free shares are satisfied, except for terms rendered inoperative by reason of the tender offer or the Post-Offer Reorganization or for such other administrative or ministerial changes as Parent and Talend determine are appropriate.
Talend Warrants
Pursuant to the Memorandum of Understanding, all outstanding and unexercised warrants (BSA or BSPCE) to subscribe for ordinary shares shall immediately vest and become fully exercisable as of immediately prior to the offer acceptance time. Immediately prior to the time at which Purchaser accepts for payment and pays for Talend ordinary shares, referred to herein as the offer acceptance time, Purchaser will offer to each holder of outstanding vested but unexercised Talend warrants the right to enter into a cashless arrangement, financing facility or equivalent mechanism (in each case subject to applicable laws) to fund the payment of the aggregate exercise price and applicable tax withholding obligations for exercising such Talend warrants, which we refer to as the warrant liquidity mechanism. Participation in the warrant liquidity mechanism is subject to the holder’s agreement to tender to Purchaser the Talend ordinary shares acquired upon such exercise and to repay to Purchaser the aggregate exercise price and any applicable tax withholding obligations funded through the option liquidity mechanism at the offer acceptance time. In addition, certain vested and outstanding warrants to subscribe for ordinary shares, to the extent unexercised as of immediately prior to the effective time of the Offer, will be cancelled as of the effective time of the Offer, and certain vested and outstanding warrants to subscribe for ordinary shares, to the extent unexercised as of immediately prior to the effective time of the Offer, will be cancelled following the consummation of the Offer, after giving effect to the transactions to be consummated at the end of any Subsequent Offering Period and immediately prior to the consummation of the Post-Offer Reorganization in exchange for a cash indemnification payment in accordance with the applicable warrant agreement.
ESPP
With respect to the Company’s employee stock purchase plan, or the ESPP, in accordance with the applicable provisions of the Memorandum of the Understanding, each offering under the ESPP that was outstanding as of the execution date of the Memorandum of Understanding has been shortened and each then-outstanding purchase right under the ESPP exercised, such that there are no outstanding offerings under the ESPP as of the date hereof. The ESPP was terminated effective as of the commencement date of the tender offer.
The Post-Offer Reorganization
The Memorandum of Understanding provides, among other things, for various potential means of effectuating a corporate reorganization of the Company (the “Post-Offer Reorganization”), utilizing processes available under applicable law to (a) ensure that Parent becomes the owner of all of the Company’s businesses and operations from and after the consummation of the Post-Offer Reorganization and (b) use reasonable best efforts to cause any holders of Company Shares who do not tender their Company Shares in the Offer (including during a subsequent offering period, as it may be extended) to be offered or to receive the same consideration for their Company Shares as those shareholders who tendered their Company Shares in the Offer, without interest and less applicable withholding taxes.
Under the Memorandum of Understanding, Talend is required to hold a general meeting of the shareholders (the “GM”) at which shareholders will be requested to vote on, among other matters set forth in the Memorandum of Understanding filed as Exhibit (e)(1) hereto, resolutions related to the Post-Offer Reorganization (collectively, the “GM Matters”). The GM will be held on the date to be specified in Talend’s definitive proxy statement with respect to the GM to be filed with the SEC after the filing of this Schedule 14D-9 (the “GM Proxy Statement”).
The consummation of the Post-Offer Reorganization is conditioned on the successful consummation of the Offer by Purchaser, in accordance with the terms of the Memorandum of Understanding and the approval of the proposals as set forth in the GM Proxy Statement (the “Proposals”) by the shareholders of the Company at the GM. Unless these conditions are satisfied, the Post-Offer Reorganization will not be consummated, even if the Proposals are approved by the shareholders. Conversely, Parent and Purchaser may elect, in their sole discretion, to not effect the Post-Offer Reorganization and may instead elect to take alternative action to effectuate a corporate reorganization in a different way.
The Appointments
In accordance with the Memorandum of Understanding and effective on the Offer Acceptance Time, Talend and Purchaser have agreed to use reasonable best efforts to ensure that the Board will be comprised of nine (9) directors (or such lesser or greater number as specified by Purchaser). Of the nine (9) directors, at least seven (7) (or such lesser or greater number as specified by Purchaser) of whom are to be designated by Purchaser in its sole discretion, and the remaining two (2) of which are to be “independent” (as defined by Nasdaq rules) and are not employees, directors, officer or representatives of Parent or Purchaser or any of their affiliates, designated by Purchaser in its sole discretion.
Each of Nora Denzel, Elizabeth Fetter, Thierry Sommelet, Elissa Fink, and Ryan Kearny have agreed to resign, each of which is subject to and effective only as of the Offer Acceptance Time. Christal Bemont will remain on the Board. Patrick Jones and Steve Singh will remain on the Board as independent directors.
The shareholders are being asked to, subject to Offer Acceptance Time (i) appoint Amy Coleman Redenbaugh as a director to replace Nora Denzel, to serve as a director until the ordinary general meeting of shareholders called to approve the financial statements for the fiscal year ending December 31, 2023; (ii) appoint Kenneth Virnig as a director to replace Elizabeth Fetter, to serve as a director until the ordinary general meeting of shareholders called to approve the financial statements for the fiscal year ending December 31, 2023; (iii) appoint Mike Hoffmann as a director to replace Thierry Sommelet, to serve as a director until the ordinary general meeting of shareholders called to approve the financial statements for the fiscal year ending December 31, 2023; (iv) appoint Elizabeth Yates as a director to replace Elissa Fink, to serve as a director until the ordinary general meeting of shareholders called to approve the financial statements for the fiscal year ending December 31, 2023; (v) appoint David Murphy as a director to replace Ryan Kearny, to serve as a director until the ordinary general meeting of shareholders called to approve the financial statements for the fiscal year ending December 31, 2023; (vi) appoint Kristin Nimsger to serve as a director until the ordinary general meeting of shareholders called to approve the financial statements for the fiscal year ending December 31, 2023; and (vii) to appoint Jim Hagan to serve as a director until the ordinary general meeting of shareholders called to approve the financial statements for the fiscal year ending December 31, 2023.
If the Offer is not consummated and/or the Offer Acceptance Time does not occur, the resignations of the current directors will have no effect and the appointments of Amy Coleman Redenbaugh, Kenneth Virnig, Mike Hoffmann, Elizabeth Yates, David Murphy, Kristin Nimsger, and Jim Hagan will not occur.
The Demerger
Following and subject to the consummation of the Offer, Talend intends to transfer all of its assets and liabilities to a société par actions simplifiée organized under the laws of France, and wholly owned by Talend (“Talend SAS”), in accordance with a draft asset contribution agreement under the spin-off legal regime in accordance with French law (the “Demerger Agreement” and such transaction, the “Demerger”), in exchange for new ordinary shares of Talend SAS. In connection with the Demerger, Talend will file a tax ruling in accordance with article 209 II of the French tax code in order to obtain the transfer to Talend SAS of Talend’s available stock of carried forward tax losses.
Pursuant to the Demerger Agreement, the completion of the Demerger will be subject to conditions precedent including notably (i) the consummation of the Offer and (ii) approval of the Demerger by the GM.
In accordance with French applicable law on demerger, one or more court-appointed demerger appraiser(s) shall prepare and present to the shareholders of the involved companies reports on the demerger (one on the terms of the demerger and one on the valuation of the assets contributed). On April 27, 2021, Mr. Christophe Bonte of Grant Thornton was appointed by the Commercial Court of Nanterre (France) as Demerger appraiser with the mission to (i) assess the relevance of the net assets to be contributed to Talend SAS and verify these are not overestimated, (ii) verify that the value of the contributed net assets are at least equal to the amount of the increase in capital of Talend SAS and (iii) verify the relevance and the fairness of the relative values of the contributed net asset and the newly issued shares.
The Demerger Agreement will be filed with the Clerk of the Commercial Court of Nanterre (France) and will be made available to the shareholders of Talend and Talend SAS together with the relevant documentation as required under French law (including the Demerger appraiser reports) at least thirty days before the date of the GM.
As a result of the Demerger, Talend SAS would own all of the assets and liabilities, rights and obligations of any kind and other legal relationships in relation to Talend’s businesses and operations with the exception of those specifically excluded as listed in the Demerger Agreement.

The Merger
Following and subject to the consummation of the Demerger, a cross-border merger will be effectuated of Talend into Tahoe AcquireCo B.V., a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands that is a direct, wholly owned subsidiary of Purchaser, pursuant to a cross-border merger plan (the “Merger Plan”), in accordance with Articles 2:309 et seq. and 2:333b et seq. of the Dutch Civil Code (Burgerlijk Wetboek) (the “DCC”) and Articles L. 236-1 et seq. and L. 236-25 et seq. of the French Commercial Code, entered into between Talend and Tahoe AcquireCo B.V. Tahoe AcquireCo B.V. will survive the Merger and as a result of such Merger, each Ordinary Share and ADS outstanding immediately prior to the consummation of the Merger will be exchanged into one duly authorized, validly issued and fully paid share of Tahoe AcquireCo B.V.
Pursuant to the Merger Plan, the completion of the Merger will be subject to conditions precedent including notably (i) the completion of the Demerger, (ii) the consummation of the Offer and (iii) approval of the Merger by the GM.
In accordance with French applicable laws on merger, one or more court-appointed merger appraiser (s) shall prepare and present to the shareholders of the involved companies reports on the Merger (and one on the terms of the Demerger and one on the valuation of the assets contributed). On April 27, 2021, Mr. Christophe Bonte of Grant Thornton was appointed by the Commercial Court of Nanterre (France) as Merger appraiser with the mission to (i) assess the relevance of the net assets to be contributed to Tahoe AcquireCo B.V. and verify these are not overestimated, (ii) verify that the value of the contributed net assets are at least equal to the amount of the increase in capital of Tahoe AcquireCo B.V. and (iii) assess the fairness of the exchange ratio for each companies’ shareholders.
The Merger Plan will be filed with the Clerk of the Commercial Court of Nanterre (France) and will be made available to the shareholders of Talend together with the relevant documentation as required under French law (including the Merger appraiser reports) at least thirty days before the date of the GM.
Upon the consummation of the Demerger and the Merger, Talend will cease to exist as société anonyme organized under the laws of France and the surviving entity shall be Tahoe AcquireCo B.V., which will hold, as a result of the Merger, all of the outstanding ordinary shares of Talend SAS.
Any holder of Ordinary Shares or ADSs that did not tender their Ordinary Shares or ADSs in the Offer will, as a result of the Demerger and the Merger, own an equivalent proportional equity ownership in Tahoe AcquireCo B.V. Upon the consummation of the Merger, any then-outstanding equity awards shall be cancelled under applicable terms of the equity award plans, as provided by the relevant shareholders’ resolutions and related contractual provisions, and applicable law.
The GM is being called in connection with the Post-Offer Reorganization in order to provide information regarding the Offer and for Talend shareholders to vote on the resolutions to approve the Appointments, the Demerger, and the Merger.
The Post-Merger Reorganization
Following the Demerger and the Merger, Parent and Purchaser will engage in a series of transactions whereby any holders of equity of Tahoe AcquireCo B.V. that are not affiliates of Thoma Bravo will have their equity cancelled in exchange for the consideration they would have received if they had tendered their Company Shares in the Offer Price, in accordance with Dutch law (the “Post-Merger Reorganization”). At this time, Parent plans to effectuate the Post-Merger Reorganization by way of an asset sale and liquidation, as further described below.
The Asset Sale
Following the Demerger and the Merger, Purchaser plans to effectuate a sale, transfer and assumption of all of the assets and liabilities of Tahoe AcquireCo B.V. to a wholly owned subsidiary of Purchaser at a value that is equal to (i) the product of the Offer Price, multiplied by the total number of Company Shares (less applicable withholding taxes and exercise prices).

The Liquidation and Second Step Distribution
Following the Asset Sale, Tahoe AcquireCo B.V. will be liquidated and dissolved in accordance with Article 2:19 of the DCC. The proceeds of the Asset Sale will be distributed by means of a preliminary liquidation distribution to the equity holders of Tahoe AcquireCo B.V. such that each holder shall be entitled to receive an amount in cash (without interest, less any applicable withholding tax) that equals, with respect to each Ordinary Share, ADS and other unit of Company equity, the Offer Price (such transaction, the “Liquidation and Second Step Distribution”).
As a result of the Liquidation and Second Step Distribution, the holders of any securities of Tahoe AcquireCo B.V. will cease to hold any securities of Tahoe AcquireCo B.V. and Tahoe AcquireCo B.V. will cease to exist. The assets and liabilities of the Company will be wholly owned by a wholly owned subsidiary of Purchaser and Tahoe AcquireCo B.V. will have ceased to exist.
Closing and Effective Time of the Post-Offer Reorganization
The Post-Offer Reorganization is contemplated to be completed as soon as reasonably practicable following the consummation of the Offer. The Post-Offer Reorganization is contingent upon the successful consummation of the Offer as contemplated by the Memorandum of Understanding. If the Offer is not consummated, the transactions necessary to effectuate the Post-Offer Reorganization will not occur and the Memorandum of Understanding will be terminated.
Assuming satisfaction or waiver of the conditions to the Offer, including receipt of the necessary regulatory approvals, and the approval of the Company shareholders of the Proposals, the Merger and the Demerger are expected to be completed in the third quarter of 2021 and the Post-Merger Reorganization is expected to be completed in the fourth quarter of 2021.
Alternative Post-Offer Reorganization
The Memorandum of Understanding provides that Purchaser may also effectuate, or cause to be effectuated, the Post-Merger Reorganization by means of any of the following, as an alternative to the Asset Sale and Liquidation (each an “Alternative Post-Closing Restructuring”):
(i)   the commencement by Purchaser of the compulsory acquisition of the shares in the capital of Tahoe AcquireCo B.V. from each minority shareholder in accordance with Article 2:201a of the DCC (the “Compulsory Acquisition”);
(ii)   a sale and transfer of any or all assets and/or liabilities between Tahoe AcquireCo B.V. and its affiliates or between Tahoe AcquireCo B.V., on the one hand, and Purchaser or Parent, on the other hand, or their respective affiliates (including any newly formed private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands);
(iii)   a distribution of proceeds, cash and/or assets to the shareholders of Tahoe AcquireCo B.V. or share buybacks;
(iv)   a dissolution and/or liquidation of Tahoe AcquireCo B.V.;
(v)   a contribution of cash and/or assets by Purchaser, Parent or by any affiliate of Parent in exchange for shares in Tahoe AcquireCo B.V.’s share capital, in which circumstances the pre-emptive rights (voorkeursrechten), if any, of Tahoe AcquireCo B.V.’s minority shareholders could be excluded;
(vi)   a statutory (cross-border or domestic) legal (bilateral or triangular) merger (juridische (driehoeks-)fusie) in accordance with Articles 2:309 et seq. of the DCC between Tahoe AcquireCo B.V., Purchaser and/or any affiliate of Parent;
(vii)   a statutory legal (bilateral or triangular) demerger (juridische (driehoeks-)splitsing) of Tahoe AcquireCo B.V. in accordance with Articles 2:334a et seq. of the DCC;
(viii)   any transaction between Tahoe AcquireCo B.V. and Purchaser or their respective affiliates at terms that are not at arm’s length;

(ix)   any transactions, restructurings, share issues, procedures and/or proceedings in relation to Tahoe AcquireCo B.V. and/or one or more of its affiliates required to effect the aforementioned transactions; and
(x)   any combination of the foregoing.
The foregoing summary of the Offer and the Memorandum of Understanding is qualified in its entirety by the description contained in the Offer to Purchase, the Ordinary Share Acceptance Form and the ADS Letter of Transmittal and by the Memorandum of Understanding. The Memorandum of Understanding is filed as Annex B to this Schedule 14d-9 and is incorporated herein by reference. The Memorandum of Understanding is summarized in “Section 12 — Memorandum of Understanding; Other Agreements” of the Offer to Purchase.
The Schedule TO states that the principal executive office of Purchaser and Parent is located at c/o Thoma Bravo, 600 Montgomery Street, 20th Floor, San Francisco, CA 94111 and its telephone number is (415) 263-3660.
Information relating to the Offer, including this Schedule 14D-9 and related documents, can be found on the SEC’s website at www.sec.gov, or the investor relations section of Talend’s website at https://investor.talend.com/investor-overview.
For the reasons described in more detail below, on May 5, 2021, the Board by unanimous decision recommended that the holders of Company Shares accept the Offer and tender their Company Shares in the Offer.
Item 3.   Past Contacts, Transactions, Negotiations and Agreements.
Except as set forth in this Schedule 14D-9, to the knowledge of Talend, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between Talend or any of its affiliates and (i) any of Talend’s executive officers, directors or affiliates or (ii) Purchaser or any of their respective executive officers, directors or affiliates. The Board was aware of such material agreements, arrangements or understandings, and any actual or potential conflicts of interest, in approving the Memorandum of Understanding and the transactions contemplated thereby, as more fully discussed below in “Item 4. The Solicitation or Recommendation — Recommendation of the Board”.
(d)
Conflicts of Interest.

Arrangements with Parent, Purchaser and Certain of Their Affiliates
The Memorandum of Understanding
On March 10, 2021, the Company and Purchaser entered into the Memorandum of Understanding. The summary of the Memorandum of Understanding contained in “ Section 12 — Memorandum of Understanding; Other Agreements” of the Offer to Purchase and the descriptions of the Offer contained in “Section 1 — Terms of the Offer” of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) to this Schedule 14d-9, are incorporated by reference herein. Such summary and description do not purport to be complete and are qualified in their entirety by reference to the Memorandum of Understanding, a copy of which is filed as Annex B to this Statement, which is incorporated by reference herein,
Holders of Company Shares and other interested parties should read the Memorandum of Understanding for a more complete description of the provisions summarized in the Offer to Purchase. The Memorandum of Understanding has been provided solely to inform holders of Company Shares of its terms. The representations, warranties and covenants contained in the Memorandum of Understanding were made only for the purposes of such agreement, were made as of specific dates, were made solely for the benefit of the parties to the Memorandum of Understanding and certain expressly identified third party beneficiaries and may not have been intended to be categorical statements of fact but, rather, as a way of allocating risk among the parties to the Memorandum of Understanding. In particular, the representations and warranties contained in the Memorandum of Understanding were negotiated with the principal purposes of (i) establishing the circumstances in which a party to the Memorandum of Understanding may not be obligated to consummate the Offer, and the other transactions contemplated by the Memorandum of Understanding if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise and (ii) allocating risk between the parties to the Memorandum of Understanding, rather than establishing matters as facts. In addition, such representations, warranties and covenants may have been modified, qualified or excepted by certain confidential disclosures or other information not reflected in the text of the Memorandum of Understanding, and may apply contractual standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by holders of Company Shares, or that may be different from materiality under applicable securities laws. Information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of the Offer to Purchase, may have changed since the date of the Memorandum of Understanding, and subsequent developments or new information qualifying a representation or warranty may have been included in the Offer to Purchase. Accordingly, none of the holders of Company Shares, or any other third parties should rely on the representations, warranties and covenants in the Memorandum of Understanding, or any descriptions thereof, as characterizations of the actual state of facts or conditions the Company, Parent, Purchaser or any of their respective subsidiaries or affiliates.
Tender and Support Agreements
Concurrently with the execution of the Memorandum of Understanding, in order to induce Cayman Bidco to enter into the Memorandum of Understanding, members of the Board and executive officers entered into separate tender and support agreements with Cayman (collectively, the “Tender and Support Agreements”). All equity of the Company held by the signatories to the Tender and Support Agreements comprise 0.92% of the total outstanding equity of the Company as of April 30, 2021. Subject to the terms and conditions of the Tender and Support Agreements, the signatories thereto have agreed, among other things, to tender their shares in the Offer and to vote in favor of all of the resolutions related to the Offer, including the Post-Offer Reorganization. The signatories have also agreed to not tender their equity or vote in favor of an alternate acquisition proposal or solicit competing proposals or transfer any of their equity without prior written consent of Cayman Bidco. The foregoing summary description of the Tender and Support Agreement are qualified in their entirety by reference to the form of such Tender and Support Agreements, the forms of which have been filed as Exhibit (e)(2) to this Schedule 14D-9 and are incorporated herein by reference.
Arrangements with Directors and Executive Officers of Talend
Interests of Certain Persons
In considering the recommendation of the Board that you tender your Company Shares in the Offer, you should be aware that aside from their interests as Talend shareholders, Talend’s directors and executive officers have interests in the transactions that are different from, or in addition to, those of Talend shareholders generally. Members of the Board were aware of and considered these interests, among other matters, in evaluating and negotiating the Memorandum of Understanding and in determining the recommendation set forth in this Schedule 14d-9. These interests are described in more detail below.
Executive Officer Severance and Change in Control Arrangements
Each of Talend’s executive officers has entered into a change of control and severance agreement, or change of control agreement. Under the change of control agreement, if an executive officer’s employment is terminated without “cause” (and other than for death or “disability”) or he or she terminates his or her employment for “good reason” (in each case, a “qualifying termination”) in each case within the period beginning on three months prior to and ending 12 months following a “change of control” (as such terms are defined in the change of control agreement) (such period, the “change of control period”), then such executive officer will be eligible to receive the following payments and benefits, subject to the executive officer’s timely execution and non-revocation of a release of claims:
•
A lump sum payment in an amount equal to 100% (or 150% for Ms. Bemont) of his or her annual base salary;

•
A lump sum payment equal to the pro-rata portion of the executive officer’s target annual bonus (based on the number of full months worked by the executive officer during the fiscal year in which the executive officer’s termination occurs), offset by any portion of the annual bonus attributable to such fiscal year that has become payable as of the date of the named executive officer’s termination;

•
Reimbursement of COBRA premiums through the earliest of (i) the 12-month anniversary (or 18-month anniversary for Ms. Bemont) of the date of the termination of employment, (ii) the date on which the executive officer or his or her eligible dependents become covered under similar plans, or (iii) the date on which the executive officer or his or her eligible dependents, as applicable, cease to be eligible under COBRA; provided, however, that if we determine that we cannot make these COBRA reimbursements without potentially violating applicable law, such executive officer will receive a lump sum payment equal to the cost of his or her group health coverage in effect on the date of his or her termination of employment, multiplied by 12 (or 18, in the case of Ms. Bemont); and

•
100% acceleration of vesting of any then-unvested shares subject to then-outstanding equity awards and, for any outstanding equity awards with performance-based vesting requirements, the performance metrics will be deemed achieved at the greater of actual performance or 100% of target levels.

Under the change of control agreements, if an executive officer’s employment is terminated without cause (and other than for death or “disability”) (or, in the case of Ms. Bemont, she terminates her employment for “good reason”) and such termination occurs outside of the change of control period, then such executive officer will be eligible to receive the following payments and benefits, subject to his or her timely execution and non-revocation of a release of claims:
•
A lump sum payment in an amount equal to 50% (100% for Ms. Bemont) of his or her annual base salary;

•
A lump sum payment equal to the pro-rata portion of the executive officer’s target annual bonus (based on the number of full months worked by the executive officer during the fiscal year in which the executive officer’s termination occurs), offset by any portion of the annual bonus attributable to such fiscal year that has become payable as of the date of the named executive officer’s termination;

•
Reimbursement of COBRA premiums through the earliest of (i) the six-month anniversary for (12-month anniversary for Ms. Bemont) of the date of the termination of employment, (ii) the date on which the executive officer or his or her eligible dependents become covered under similar plans, or (iii) the date on which the executive officer or his or her eligible dependents, as applicable, cease to be eligible under COBRA; provided, however, that if we determine that we cannot make these COBRA reimbursements without potentially violating applicable law, such executive officer will receive a lump sum payment equal to the cost of his or her group health coverage in effect on the date of his or her termination of employment, multiplied by six (12 for Ms. Bemont); and

•
Acceleration of vesting of 50% of any then-unvested shares subject to then-outstanding equity awards and, for any outstanding equity awards with performance-based vesting requirements, the performance metrics will be deemed achieved at the greater of actual performance or 100% of target levels (for avoidance of doubt, no more than 50% of the shares subject to the then-outstanding portion of an equity award may vest and become exercisable).

Under the change of control and severance agreements, in the event any of the payments and/or benefits provided for under this agreement or otherwise payable to an executive officer would constitute “parachute payments” within the meaning of Section 280G of the Code and could be subject to the related excise tax under Section 4999 of the Code, such executive officer would be entitled to receive either full payment of such benefits or such lesser amount which would result in no portion of the benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to the executive officer.
Michael Tuchen Consulting Agreement
On August 4, 2020, in connection with his resignation from the Board, Talend and Talend, Inc. entered into a consulting agreement with Michael Tuchen, our former chief executive officer (the “Tuchen Consulting Agreement”). Pursuant to the terms of the Tuchen Consulting Agreement, Mr. Tuchen will provide consulting services for a term commencing upon his resignation from the Board and ending on June 30,

2022, unless earlier terminated in accordance with the terms of the Tuchen Consulting Agreement. The Tuchen Consulting Agreement provides that in exchange for his consulting services, Mr. Tuchen’s currently unvested equity awards to acquire the Ordinary Shares granted during his term as a director and executive officer of Talend will continue to vest during the term of the Tuchen Consulting Agreement in accordance with their existing terms. In the event the Tuchen Consulting Agreement is terminated by Talend or Talend, Inc. prior to June 30, 2022, Mr. Tuchen’s unvested equity awards will vest in full.
Post Transaction Executive Officer Arrangements
Parent and Purchaser may have conversations from time to time with one or more executive officers prior to the consummation of the Offer concerning their role at Talend following the consummation of the Offer and the Post-Offer Reorganization. As of the date hereof, none of our executive officers has entered into any agreements with Parent, Purchaser or any of their affiliates regarding the potential terms of their individual employment arrangements following the consummation of the Offer and the Post-Offer Reorganization, or the right to purchase or participate in the equity of the Parent or one or more of its affiliates. Prior to or following the consummation of the Offer, certain of our executive officers may have discussions and may enter into agreements with Parent, Purchaser, their subsidiaries or their respective affiliates regarding employment with, or the right to purchase or participate in the equity of, Parent, Purchaser or one or more of their affiliates.
Director Compensation
Under the Company’s director compensation program, the Company’s non-employee directors, other than Mr. Sommelet, are offered the opportunity to purchase warrants (BSAs) with a value of $76,000 (or $88,000 in the case of the Company’s Chairman), entitling them to subscribe for Ordinary Shares at their fair value as of the date of grant. In lieu of being offered the opportunity to purchase annual warrants (BSAs) for fiscal 2021, the Company will make cash payments to each non-employee director, other than Mr. Sommelet, of $76,000 (or $88,000 in the case of Mr. Singh, our Chairman), plus, in the case of Ms. Fink and Mr. Kearney, each of whom recently joined the Company’s board of directors, an additional amount of approximately $30,000 representing a pro-rated portion of the 2020 annual award based on their period of service on the period. All cash payments referenced in this paragraph will be paid in connection with the offer acceptance time.
Golden Parachute Compensation
In accordance with Item 402(t) of Regulation S-K, the table below sets forth the compensation that is based on or otherwise relates to the mergers that may be paid or become payable to each of our named executive officers in connection with the mergers. Please see the previous portions of this section for further information regarding this compensation.
The amounts indicated in the table below are estimates of the amounts that would be payable assuming, solely for purposes of this table, that the offer acceptance time occurred on April 30, 2021, and in the case of each named executive officer, that the named executive officer’s employment is terminated by Talend without cause or by the named executive officer for good reason, in each case, on that date, or, in the case of Mr. Tuchen, that his consulting agreement is terminated on that date. Talend’s named executive officers will not receive pension, non-qualified deferred compensation, tax reimbursement or other benefits in connection with the mergers.
The amounts below are estimates based on certain other assumptions that are described in the footnotes accompanying the table below. Accordingly, the ultimate values to be received by a named executive officer in connection with the mergers may differ from the amounts set forth below.

Named Executive Officer	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)
Christal Bemont	866,667	29,577,240	18,150	30,462,057
Adam Meister	500,408	11,300,454	6,782	11,807,644
Ann-Christel Graham	487,750	5,372,400	17,969	5,878,119
Jamie Kiser	467,563	4,922,940	21,241	5,411,744
Krishna Tammana	460,667	5,871,242	31,348	6,363,257
Michael Tuchen(4)	—	4,053,060	—	4,053,060

(1)
This amount for our named executive officers represents the “double-trigger” cash severance payments to which each named executive officer may become entitled under his or her change of control agreement in connection with a qualifying termination during the change of control period, as described in further detail in the section of this Schedule 14D-9 captioned “— Executive Officer Severance and Change in Control Arrangements.” Mr. Tuchen’s change of control agreement terminated in connection with his termination of employment in January 2020 and the benefits described in footnotes 1 through 3 of this table do not apply to him.

The amounts represent a lump sum cash payment equal to 100% of the sum of each named executive officer’s annual base salary (or 150% for Ms. Bemont), plus one times each named executive officer’s incentive cash compensation for the year of termination, at 100% of target, prorated for the number of full months that each named executive officer was employed during such year offset by any portion of the annual bonus attributable to such fiscal year that has become payable as of the date of the named executive officer’s termination, assuming termination of employment as of April 30, 2021. Our named executive officers’ current bonus targets, expressed as a percentage of his or her base salary, is 100% for Ms. Bemont, 70% for Mr. Meister, 100% for Ms. Graham, 85% for Ms. Kiser, and 65% for Mr. Tammana. The amounts below reflect that the bonus payments for the first quarter of 2021 were 40% of target, and those amounts reduced the bonus severance below.
Named Executive Officer	Base Salary ($)	Bonus Severance ($)	Total ($)
Christal Bemont	750,000	116,667	866,667
Adam Meister	430,000	70,408	500,408
Ann-Christel Graham	395,000	92,750	487,750
Jamie Kiser	390,000	77,563	467,563
Krishna Tammana	400,000	60,667	460,667

(2)
This amount for our named executive officers includes double-trigger vesting acceleration of 100% of the unvested portion of the outstanding Company free shares and options which each named executive officer may become entitled to under his or her change of control agreement in connection with a qualifying termination during the change of control period, as described in further detail in the section of this Schedule 14D-9 captioned “— Executive Officer Severance and Change in Control Arrangements.”

Unvested Free Shares
The following table provides details on the estimated value of the unvested free share held by our named executive officers as of April 30, 2021. This amount represents double-trigger vesting acceleration that our named executive officers may become entitled to receive under his or her change of control agreement in connection with a qualifying termination during the change of control period. The value of awards shown in the table represent the product of (a) the Offer Price, multiplied by (b) the total number of Ordinary Shares that would vest in connection with in connection with a qualifying termination during the change of control period, as described in further detail in the section of this Schedule 14D-9 captioned “— Executive Officer Severance and Change in Control Arrangements.”

Named Executive Officer	Unvested Company Free Shares	Value ($)
Christal Bemont	448,140	29,577,240
Adam Meister	171,219	11,300,454
Ann-Christel Graham	81,400	5,372,400
Jamie Kiser	74,590	4,922,940
Krishna Tammana	45,113	2,977,458
Options
The following table provides details on the estimated value of the options held by our named executive officers. This amount represents double-trigger vesting acceleration that our named executive officers may become entitled to receive under his or her change of control agreement in connection with a qualifying termination during the change of control period, as described in further detail in the section of this Schedule 14D-9 captioned “— Executive Officer Severance and Change in Control Arrangements.” The value of awards shown in the table represent the product of (a) the excess of the Offer Price over the applicable per share exercise price, multiplied by (b) the total number of unvested Ordinary Shares subject to the option. The exercise price per share below was converted to U.S. dollar equivalents using an exchange ratio of €1.00 = $1.2082.
Named Executive Officer	Option Exercise Price ($)	Unvested Ordinary Shares Underlying Options	Value ($)
Krishna Tammana	38.81	106,418	2,893,784

(3)
This amount represents continuing reimbursement of payments for 12 months (or 18 months for Ms. Bemont) of premiums that our named executive officers otherwise would be required to pay for continued post-employment, group health coverage. This amount is a double-trigger severance benefit that our named executive officers may become entitled to receive under his or her change of control agreement in connection with a qualifying termination during the change of control period, as described in further detail in the section of this Schedule 14D-9 captioned “— Executive Officer Severance and Change in Control Arrangements.”

(4)
For Mr. Tuchen, this amount represents 61,410 free shares multiplied by the Offer Price, which free shares will vest in the event of a termination of his consulting agreement prior to June 30, 2022.

Director and Officer Indemnification and Insurance
Pursuant to the terms of the Memorandum of Understanding, for six years after the Offer Acceptance Time, Cayman Bidco, or its successor in interest, shall, and with respect to the Company’s subsidiaries, Cayman Bidco shall cause the respective Company subsidiaries, as the case may be, to the extent permitted under applicable law, to indemnify and hold harmless and provide advancement of expenses to, all past and present officers and directors of the Company (in all of their capacities) (each, an “Indemnified Person”) on terms not less favorable to such Indemnified Person than those provided to them by the Company or its subsidiaries on the date of the Memorandum of Understanding.
In addition, Cayman Bidco shall, and with respect to the Company’s subsidiaries, Cayman Bidco shall cause the respective Company subsidiaries, as the case may be, to the extent permitted under applicable law, to continue in full force and effect for a period of six years from the Offer Acceptance Time the provisions in existence in the Company’s subsidiaries’ organizational documents (to the extent such organizational documents have been made available to Parent prior to the date of the Memorandum of Understanding) in effect on the date of the Memorandum of Understanding regarding elimination of liability of directors, indemnification of officers and directors, and advancement of expenses to officers and directors that are at least as favorable as those contained in the relevant Company’s subsidiaries’ organizational documents. If the Company’s subsidiaries or any of their successors or assigns (i) consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger; or (ii) transfer all or substantially all of their properties and assets to any individual, corporation or other entity, then and in each such case, to the extent necessary, proper provisions shall be made so that the successors and assigns of the relevant Company’s subsidiary shall assume all of the foregoing obligations.
Pursuant to the Memorandum of Understanding, the Company, in consultation with Cayman Bidco, shall purchase an extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, the “D&O Insurance”), which D&O Insurance shall, to the extent permitted under applicable law, (i) have a term of six years from the Offer Acceptance Time and cover the persons covered by such D&O Insurance for acts or omissions occurring prior to the Offer Acceptance Time, (ii) be from insurance carriers with comparable credit ratings as the Company’s current insurance carrier with respect to D&O Insurance and (iii) be on the terms, conditions, retentions and limits of liability not less favorable to the director or officer than the existing directors’ and officers’ liability (and fiduciary) insurance maintained by the Company. Notwithstanding the foregoing, the amount paid by the Company in respect of any one policy year shall not be in excess of 200% of the annual premiums currently paid by the Company for such insurance. Cayman Bidco shall, or shall cause the Company or any successor or assign, to maintain such policy in full force and effect and continue to honor the obligations thereunder.
Item 4.   The Solicitation or Recommendation.
(a) Solicitation or recommendation.
Recommendation of the Board
On April 29, 2021, the Board, after considering various factors as described below, has unanimously, among other things, concluded that the proposed Offer is consistent with and will further the business objectives and goals of the Company and is in the best interests of the Company, its employees and its shareholders, and recommends that the holders of Company Shares accept the Offer and tender their Company Shares pursuant to the Offer. The Board announced their recommendation on May 5, 2021.
(b) Reasons.
Background to the Transaction
The Board and management of Talend have regularly reviewed Talend’s performance, future growth prospects, business strategies, competitive positioning, opportunities and challenges as part of their evaluation of Talend’s prospects for enhancing shareholder value. As part of this process, the Board and management have regularly reviewed Talend’s direction and business objectives, including various strategic alternatives that might be available to Talend.
In late 2018, Talend embarked on a significant transition toward the cloud data integration and integrity market. Cloud data integration and integrity was a nascent category but demonstrating strong growth, largely fueled by the adoption of cloud data warehouses. Talend’s cloud transition strategy included the acquisition of Stitch in November 2018, a greater rotation of engineering resources towards cloud products and services, significant changes in sales and marketing strategies and routes to market, and the long-term migration of existing premise customers to cloud offerings. Throughout 2019, Talend’s Board and management reviewed the progress of Talend’s cloud transition and associated risks.
In August 2019, the Board and management discussed several strategic options to de-risk the cloud transition including raising capital opportunistically in the public markets, taking a private investment from financial sponsors, and pursuing a sale of the Company.

On September 12, 2019, the Board held a meeting with senior management and representatives of Qatalyst Partners LP (“Qatalyst Partners”) to explore various considerations and alternatives with respect to a potential acquisition of the Company and implementing an outreach process to solicit interest regarding a sale transaction, including whether to engage with potential financial sponsors and strategic acquirors. As of September 12, 2019, Talend’s closing trading price was $39.09 per share. Throughout the remainder of September 2019, as part of its ongoing evaluation of the business and its prospects, including, after taking into account the downward trend of its trading price throughout September, Talend began exploring various options with respect to a potential sale transaction. By the end of September 30, 2019, Talend’s closing trading price was $33.98 per share.
Over the following weeks, at the direction of the Board, Qatalyst Partners engaged in an outreach process to investigate the potential of a sale transaction involving Talend. As part of such process, Qatalyst Partners contacted Sponsor A, Thoma Bravo and Sponsor B on October 3, 2019, to solicit their interest in a potential transaction. Following such outreach, each of Thoma Bravo, Sponsor A and Sponsor B entered into a non-disclosure agreement with Talend and initial diligence materials were provided. The closing trading price of Talend’s stock on October 3, 2019 was $35.47.
On October 4, 2019, the Board convened a meeting with management and representatives of Wilson Sonsini Goodrich & Rosati, P.C. (“Wilson Sonsini”), Talend’s U.S. counsel, to discuss formally engaging a financial advisor for the purposes of exploring a sale transaction. Given its prior experience with Qatalyst Partners, the Board discussed engaging Qatalyst Partners to act as a financial advisor in connection with the Board’s evaluation of a potential sale transaction and ultimately determined to engage Qatalyst Partners based on Qatalyst Partners’s qualifications, expertise and reputation and its knowledge of Talend and the industry in which Talend operates.
On October 9, 2019, Sponsor C contacted Mike Tuchen, the then Chief Executive Officer of Talend, indicating interest in discussing a potential acquisition of Talend. The opening trading price of Talend’s stock on October 9, 2019 was $35.88.
On October 14, 2019, Talend had an initial management meeting with Sponsor A.
On October 15, 2019, Talend had an initial management meeting with Sponsor B.
On October 18, 2019, Talend had an initial management meeting with Thoma Bravo.
On October 19, 2019, a financial diligence packet was provided to each of Sponsor A, Sponsor B, and Thoma Bravo.
On October 23, 2019 Talend had subsequent due diligence meetings with Sponsor B.
On October 24, 2019 Talend had subsequent due diligence meetings with Sponsor A.
On October 24, 2019, Talend formally engaged Qatalyst Partners. Shortly thereafter on October 25, 2021, Qatalyst Partners presented for discussion with the Board a recommendation on process design going forward and credible potential buyers that could demonstrate the potential for an acquisition of Talend as well as a status update on the targeted outreach.
On October 25, 2019, representatives from Thoma Bravo informed representatives of Qatalyst Partners that Thoma Bravo would not be proceeding with a potential transaction at that time.
On October 28, 2019, representatives from Sponsor B informed representatives of Qatalyst Partners that Sponsor B would not be proceeding with a potential transaction at that time.
On October 29, 2019, representatives from Sponsor A informed representatives of Qatalyst Partners that Sponsor A would not be proceeding with a potential transaction at that time.
On October 31, 2019, representatives from Sponsor C met with Mr. Tuchen and discussed the possibility of a potential acquisition of Talend. Sponsor C agreed to provide Talend with a draft of their investment thesis, key assumptions and future projections for Talend as a private company. Following this discussion, Sponsor C did not pursue further discussions.

Consequently, based on feedback received by representatives of Qatalyst Partners and Talend’s management following such outreach, the Board determined to pause any further discussions concerning a potential sale transaction and focus on driving the cloud transition on a stand-alone basis.
In January 2020, Talend appointed Christal Bemont to the position of Chief Executive Officer and announced the addition of a new Chief Revenue Officer and Chief Customer Officer.
During the first quarter of 2020, Talend developed a plan for changes to its strategy and operations to improve the execution of its cloud transition and began to share these plans and associated financial guidance with public shareholders. At the same time, the global coronavirus pandemic caused substantial macroeconomic and business uncertainty and catalyzed a significant decline in the overall equity market, and specifically, in Talend’s share price. Over the first quarter of 2020, Talend’s closing trading price on January 2, 2020 (the first trading day of 2020) was $40.77 per share and by March 31, 2021, had dropped to $22.43 per share. The average trading price over the first quarter of 2020 was $33.82 per share. From February through April of 2020, Talend received multiple inbound requests from financial sponsors interested in both investing primary capital into Talend and acquiring Talend. This included interest from Thoma Bravo, Sponsor A, Sponsor C, and Sponsor D.
On May 1, 2020, Talend’s trading price opened at $25.88 per share. At a regularly scheduled meeting for that day, the Board discussed the recent inbound interest. Given the significant uncertainty in the operating environment for Talend at the time and dislocation of the share price, the Board decided not to pursue the option of a sale transaction or private investment at that time. However, the Board gave Talend management authority to engage in discussions with market participants to, among other things, build relationships in furtherance of potential future strategic transactions (including potential business combinations).
In June 2020, a significant shareholder (“Shareholder A”) of Talend engaged with the Chairman of the Board regarding their views on Talend’s business, operations, financial profile and overall strategy, including opportunities to explore a potential sale transaction.
Talend’s Board and management continued to receive inbound interest from financial sponsors regarding primary capital investments throughout 2020. On August 11, 2020, representatives of Thoma Bravo contacted Adam Meister, Chief Financial Officer of Talend, to reiterate interest in meeting with the new team, getting an update on the business and potentially renewed interest in a sale transaction. Talend’s closing trading price on that day was $39.44 per share.
On September 17, 2020, Talend received inbound interest from Sponsor D. Talend’s closing trading price was $41.41 per share on that day. Following the receipt of such interest, Talend entered into a non-disclosure agreement with Sponsor D and had preliminary discussions regarding a potential transaction. Following the initial discussions, Sponsor D requested additional information and time with management to evaluate the opportunity. Talend entered into non-disclosure agreements with each of: Sponsor B on October 7, 2019; Thoma Bravo on October 9, 2019; Sponsor A on October 10, 2019; and Sponsor C on January 27, 2021.
Over the course of September and October 2020, Thoma Bravo and Sponsor D continued to express interest in Talend. Over such time, Talend’s closing trading price fluctuated between $45.36 on September 1, 2020 and $37.64 per share on October 30, 2020, with an average trading price of $40.63 per share.
On October 4, 2020, at a regularly scheduled meeting, the Board discussed the status of the inbound interest from Thoma Bravo and Sponsor D.
On October 13, 2020, Sponsor C reached out to Mr. Meister to express interest in a potential transaction with Talend and request an update on the business. Talend’s closing trading price was $41.55 per share that day. After consultation with representatives of Wilson Sonsini and Qatalyst Partners, management decided to hold on any further engagement given the proximity of reporting third quarter 2020 financial results and the analyst day in November, which would be material to investors.
On November 9, 2020, Talend’s closing trading price was $39.94 per share. After market close that day, Talend announced earnings for the third quarter of 2020. On November 10, 2020, Talend’s closing trading price was $39.62. On November 18, 2020, Talend conducted an “investor day” for public investors and research analysts. During the investor day, Talend discussed its strategic direction and operating priorities and established intermediate financial goals that included accelerating revenue growth, improved customer acquisition costs and improved cash flow. In addition, Talend provided long-term financial targets to help investors better assess Talend’s future prospects. That same day, Talend’s opening trading price was $41.13 per share and closing price following the event was $41.39 per share.
During December 2020, when Talend’s closing trading price fluctuated between $35.47 per share and $39.91 per share, with an average trading price of $38.24 per share, Talend also received inbound interest from Sponsor E, who expressed interest in participating in a potential private placement transaction with a maximum value of $700 million or other strategic arrangement. Following discussions with the Board and representatives of Qatalyst Partners, management of Talend determined that Sponsor E was unlikely to be a credible buyer in a potential change of control acquisition, particularly in light of their lack of experience in full take-private transactions and the constraints on value. Talend came to the conclusion that Sponsor E would be inhibited by Sponsor E’s structuring and financial limitations and further discussions with Sponsor E consequently stalled.
Additionally, during December 2020, representatives of Thoma Bravo and Sponsor C continued to maintain contact with Talend. Sponsor D continued to maintain contact through representatives of Qatalyst Partners. Ms. Bemont and Mr. Meister met Thoma Bravo on December 11, 2020 for an introductory call. Representatives of Talend requested that each of Thoma Bravo, Sponsor C and Sponsor D reconnect for further discussions in the new year.
As of the beginning of January 2021, Talend put in place its new sales segmentation strategy and began rolling out changes to its sales and marketing organizational structure. These changes were intended to affect a shift towards driving long-term customer relationships through increased customer support, shortening the sales cycles, increasing the pipeline build and driving higher win rates. During this period, Talend’s closing trading price increased from $35.47 per share to $41.28 per share by January 5, 2021. At the same time, several parties that had been part of the initial outreach in 2019 informed representatives of Qatalyst Partners of their desire to re-engage in conversations with Talend concerning a potential transaction.
On January 5, 2021, representatives of Sponsor C contacted representatives of Talend requesting to set up a meeting to discuss a potential transaction. A meeting was scheduled for January 21, 2021.
Representatives of Qatalyst Partners met with representatives of Sponsor D on January 5, 2021 and representatives of Talend met with representatives of Thoma Bravo on January 7, 2021. At their meeting with representatives of Thoma Bravo on January 7, 2021, representatives of Talend learned that Thoma Bravo was considering making an offer to acquire Talend. Later that same day, the Chairman of the Board of Talend spoke with Shareholder A, who reiterated their views on the operations and strategy of the Company.
On January 13, 2021, another shareholder of Talend sent a letter to the Board expressing support for Talend’s strategy but noting concern that the public market was not appropriately valuing Talend. The letter encouraged the Board to pursue a sale transaction.
On January 15, 2021, the opening trading price of Talend was $40.30 per share. That same day, the Board held a meeting with senior management and representatives of Qatalyst Partners. The Board discussed with representatives of Qatalyst Partners considerations with respect to the possibility of a sale transaction in light of the renewed interest. Representatives of Qatalyst Partners discussed with the Board various alternatives and considerations with respect to a potential outreach process to solicit interest regarding a strategic transaction from other potential counterparties, including whether to engage with potential strategic acquirors and other financial sponsors in light of the expressed interest from Thoma Bravo. Representatives of Qatalyst Partners discussed with those present various other potential counterparties with which Talend might consider engaging based on those parties’ expected or previously expressed interest in a potential strategic transaction with Talend, ability to finance and consummate a transaction, and potential strategic rationale for a transaction with Talend. Also discussed were the potential risks of an outreach, including potential public disclosure leaks, management and employee disruption and adverse effect on competitive positioning, and the increase in the likelihood of those risks in a wider outreach relative to a more targeted outreach. The Board also discussed the high degree of complexity and uncertainty of any potential transaction due to Talend’s corporate structure, the significant focus and investment that would be required to successfully complete a transaction, and the criticality of appropriately vetting potential interested parties. The Board and members of management in attendance also discussed with management and representatives of Qatalyst Partners potential alternatives to a sale of Talend, including continuing to execute as a stand-alone business. At the meeting, the Board considered and discussed whether the timing was appropriate for a sale transaction, including the relative risks and benefits and focusing on, among other things, the probability of consummating a successful sale at compelling value and the ability of Talend to execute on its strategy shift (described above) as a public company as compared to a private company. In particular, the Board evaluated the risks associated with Talend’s standalone prospects including the ability to migrate existing customers to the cloud, the rapidly changing competitive landscape, the risk of execution issues given the magnitude of the cloud transition and the restructuring and strategy shift of the sales organization, Talend’s actual performance relative to budget, and the Company’s negative cash flow and need for potential future financing. The Board also evaluated Talend’s status as a French-law governed company and its obligation to consider broader stakeholder interests in conjunction with any transaction.
After consultation with Qatalyst Partners, the Board determined that it would be best to delay engaging with interested parties until after the announcement of earnings for the fourth quarter of 2020, which was scheduled for February 10, 2021. Once launched, the Board was open to evaluating highly credible market participants most likely to have an ability and willingness to execute a complex, cross-border “take private” transaction efficiently, the financial capacity to present a compelling value proposition to Talend, not conditioned on the receipt of third party debt financing, in each case, relative to other market participants to improve the probability of producing meaningful proposals. The Board also discussed, given the targeted nature of the proposed sales process, the ability of Talend to negotiate for, as a pre-condition to transact with any interested party, a “go-shop” period to solicit additional interest after a transaction is announced. The Board directed representatives of Qatalyst Partners to hold off on launching a formal outreach until directed to do so by the Board.
On January 18, 2021, representatives of Qatalyst Partners informed Sponsor D that Talend wanted to postpone discussions of a change of control transaction until after their earnings release. Later that same day, representatives of Talend informed Thoma Bravo that Talend wanted to postpone discussions of a change of control transaction until after their earnings release.
On January 19, 2021, representatives of Thoma Bravo delivered to representatives of Qatalyst Partners an unsolicited offer to acquire Talend for $52.00 per share (payable in cash), which represented a 28% premium to the January 19, 2021 closing price of $40.51 per share and a 34% premium to Talend’s 30-day volume weighted average price. While the offer letter described that Thoma Bravo would fund the purchase price with a combination of equity (from affiliated investment funds) and debt (from lending partners), the closing of the transaction would not be subject to any financing contingencies. Additionally, the offer provided for a 30-day go shop period following the execution of a definitive agreement and was set to expire as of 5:00 p.m. Pacific Time on January 22, 2021.
Representatives of Talend met with representatives of Sponsor C on January 21, 2021 to discuss Sponsor C’s interest in and thesis for an acquisition of Talend.
On January 21, 2021, Talend’s opening trading price was $40.08 per share, and the Board convened a meeting with members of management and with representatives of Qatalyst Partners. Representatives of Qatalyst Partners discussed with the Board certain financial aspects of the January 19 Thoma Bravo proposal. The Board discussed various concerns with the proposal, potential alternatives and next steps. The Board determined that the proposal represented insufficient value but that Talend should continue to engage Thoma Bravo to determine whether it would be willing to increase the offered price. The Board further determined that Talend should explore potential interest with Strategic A and Strategic B, the two potential strategic acquirors considered to have the most interest, and Sponsor C and Sponsor D, but should not initiate a broader outreach due to the risk of a potential public disclosure leak.
On January 22, 2021, representatives of Qatalyst Partners contacted representatives of Thoma Bravo to share the Board’s determination regarding the insufficiency of the proposed $52.00 per share price of Thoma Bravo’s offer. The representatives of Thoma Bravo acknowledged the Board’s determination and expressed a willingness to discuss a revision of the price, subject to receiving certain additional financial information from Talend, including Talend’s fourth quarter results and management’s 2021 fiscal year forecasts. The following day, with the Board’s permission, representatives of Qatalyst Partners provided the requested information to Thoma Bravo.
Consistent with the Board’s direction, later that same day on January 22, 2021, representatives of Qatalyst Partners contacted Strategic A, Strategic B, Sponsor C, and Sponsor D regarding a potential transaction. Representatives of Strategic A confirmed to Qatalyst Partners that they would not be interested in further exploring a transaction with Talend at that time. Strategic B indicated that they needed to confirm internally but would revert as soon as possible. Representatives of Qatalyst Partners communicated this information to Ms. Bemont and Mr. Meister.
On January 24, 2021, representatives of Thoma Bravo, Qatalyst Partners and Talend met to discuss due diligence inquiries from Thoma Bravo received the prior day. The closing stock trading price of Talend on the most recent trading day, January 22, 2021, was $45.08 per share.
On January 25, 2021, Thoma Bravo submitted a revised acquisition proposal to Talend which increased the per share price to $58.00. The increased price represented a 32% premium to Talend’s closing trading price of $44.08 on January 25, 2021, a 43% premium to Talend’s closing trading price of $40.51 per share on January 19, 2021, a 46% premium to Talend’s 30-day volume weighted average price, and a 12% increase over the previous Thoma Bravo proposal. The proposal included a 30 day “go-shop” period beginning on the execution and delivery of a definitive agreement. The proposal was set to expire at 5:00 p.m. Pacific Time on January 27, 2021.
Separately on January 25, 2021, representatives of Strategic B provided representatives of Qatalyst Partners with a non-disclosure agreement with an intent to schedule an introductory meeting to discuss Talend’s business. A meeting was scheduled for January 27, 2021 and the parties planned to negotiate and finalize the non-disclosure agreement in the interim. After initiating the non-disclosure agreement negotiations, Strategic B indicated they would not be able to finalize the non-disclosure agreement prior to the scheduled meeting so the parties agreed to discuss, and only discussed, publicly available information.
On January 26, 2021, Sponsor D communicated to representatives of Qatalyst Partners that it would not be interested in pursuing an acquisition of Talend at that time.
Later that same day, the Board convened with members of management and representatives of Qatalyst Partners to discuss the January 25 proposal from Thoma Bravo and to receive an update with respect to the outreach to the other potential acquirors. The Board also discussed the revised Thoma Bravo proposal with representatives of Qatalyst Partners. Representatives of Qatalyst Partners reviewed with the Board certain financial aspects of the January 25 Thoma Bravo proposal. Additionally, representatives of Qatalyst Partners shared that Thoma Bravo had conducted meaningful diligence thus far but had several remaining areas of diligence to complete. Thoma Bravo indicated they were confident in their ability to complete diligence by Talend’s fourth quarter 2020 earnings announcement, scheduled for February 10, 2021. The Board determined that the latest offer price of $58.00 per share was insufficient but acknowledged that the increased price was a meaningful premium and it would be worthwhile for Talend to explore the technical aspects of potential transactions in compliance with French and other applicable law. The Board directed representatives of Qatalyst Partners to continue negotiating the acquisition proposal with Thoma Bravo to increase the offer price. The Board also directed Qatalyst Partners to reach out to and solicit a proposal from each of Sponsor A, Sponsor B, and Sponsor C. Representatives of Qatalyst Partners informed the Board that Strategic A and Sponsor D had also declined to submit a bid.
Later that same day, representatives of Qatalyst Partners reached out to Sponsor A, Sponsor B, and Sponsor C to reengage with respect to a potential transaction. Following the outreach, both Sponsor A and Sponsor B were provided with Talend’s financial information and diligence materials.
Representatives of Qatalyst Partners, consistent with the Board’s direction, also contacted Thoma Bravo to convey that the price was insufficient but that Talend remained interested in exploring the opportunity for a potential transaction with Thoma Bravo.
On January 27, 2021, at the request of the Board, representatives of Wilson Sonsini, Talend’s U.S. counsel, and Gide Loyrette Nouel A.A.R.P.I. (“Gide”), Talend’s French counsel, met to discuss structuring considerations in connection with a potential transaction in anticipation of further evaluating Thoma Bravo’s outstanding offer and, potentially, other offers.
Following such discussions, representatives of Wilson Sonsini and Gide described to representatives of Talend and Qatalyst Partners certain complexities, and potential transaction obstacles, arising from Talend’s status as a French company that is traded on Nasdaq but not listed in France (and therefore being subject to French corporate law as a private company and United States securities laws as a public company).
Representatives from Wilson Sonsini and Gide reported that insufficient deal certainty would likely make it more difficult for any potential bidder to be able to fund the purchase price using third-party debt financing at any initial closing. As a result, the most viable counterparties to a transaction would have the ability to fund the entire purchase price with equity capital, in the case of sponsor investors, or balance sheet cash, in the case of strategic investors. Representatives from Wilson Sonsini and Gide also described certain regulatory processes and approvals in connection with a potential transaction, including mandatory consultation with Talend’s works council (Comité social et économique) (the “Works Council”), approval by the French Ministry of Economy and Finance (Ministère chargé de l’Économie et des Finances) (“MINEFI”), and approval under relevant antitrust laws (including those of France and the United States). Representatives of Talend, Qatalyst Partners, Wilson Sonsini and Gide then considered the effect that such factors would have on interest in a transaction from potential bidders.
On January 28, 2021, representatives of Talend management met separately with representatives of Sponsor A and Sponsor B to discuss Talend’s business and a potential transaction.
Also on January 28, 2021, Talend’s trading price opened at $43.04 per share, and Sponsor C submitted a non-binding letter of intent to acquire Talend for a per share price between $53.00 and $55.00. The Board authorized representatives of Qatalyst Partners to respond to representatives of Sponsor C that the price was insufficient and to encourage the submission of a higher proposal. In response to this information, Sponsor C indicated that it would be unlikely to increase its proposal.
On January 29, 2021, a representative of Thoma Bravo contacted representatives of Qatalyst Partners to indicate that a further revised proposal was imminent. Later that same day, Thoma Bravo submitted a further revised bid for $59.00 per share.
On January 31, 2021, the Board convened a meeting to discuss the most recent proposals from Sponsor C and Thoma Bravo, the status of the outreach in general, and the structural considerations and complexities related to a potential transaction. The Board discussed the considerations with respect to maximizing stakeholder value and discussed with representatives of Qatalyst Partners ways to preserve a competitive environment among the remaining interested potential acquirors. The Board determined that each of Sponsor C’s bid and Thoma Bravo’s bid was encouraging but insufficient to move forward. The Board directed representatives of Qatalyst Partners to seek a proposal from Sponsor A, Sponsor B, an increased bid from Sponsor C and to inform Thoma Bravo that the revised bid for $59.00 per share on January 29, 2021 was insufficient.
Later that day, on January 31, 2021, representatives of Qatalyst Partners contacted representatives of Sponsor C to determine if Sponsor C would be willing to increase its bid to remain competitive. Representatives of Sponsor C informed representatives of Qatalyst Partners that Sponsor C was not prepared to proceed with a transaction at a higher price and would not be submitting a further revised proposal.
On February 2, 2021, representatives of Qatalyst Partners contacted Sponsor A to solicit a potential bid, while making it clear that the process was becoming increasingly time-sensitive and competitive. The representative of Sponsor A confirmed that they would submit a bid as soon as possible.
Later that same day, representatives of Qatalyst Partners reached out to Seth Boro, a Thoma Bravo managing partner, to discuss Thoma Bravo’s revised bid of $59.00 per share. Representatives of Qatalyst Partners expressed to Mr. Boro that the Board could not agree to a transaction at $59.00 per share and expressed the Board’s interest in pursuing a transaction at a higher price. During the course of the call, Mr. Boro indicated that Thoma Bravo may be willing to increase their offer to $60.00 per share, while preserving the 30-day “go-shop” period and an exclusivity period of 15 calendar days.

Later that same day, on February 2, 2021, Sponsor A submitted a non-binding letter of intent to acquire Talend for $60.35 per share, which represented a 23% premium to Talend’s closing trading price of $49.23 per share February 2, 2021 and a 46% premium to Talend’s 30-day volume weighted average price. Sponsor A’s offer did not include any “go-shop” period.
Later that same day, on February 2, 2021, Sponsor B communicated to representatives of Qatalyst Partners that they would not be proceeding and would not submit a bid.
Later that same day, on February 2, 2021, the Board convened a meeting to consider the progress of the outreach and the proposals submitted. As of the time of the meeting, Sponsor C had submitted a proposal for $53.00-$55.00 per share, Sponsor A had submitted a proposal for $60.35 per share, and Thoma Bravo’s most recent bid was for $60.00 per share. At the time of the meeting, Strategic B was considered inactive, but had not specifically indicated that it was withdrawing from the process. Representatives of Qatalyst Partners and the Board discussed each of the offers and their terms. The discussion primarily focused on the relative benefits of Thoma Bravo’s offer and Sponsor A’s offer. Following the discussion, the Board determined that the offer price in each bid remained too low to grant either bidder exclusivity; however the Board authorized representatives of Qatalyst Partners to solicit improved bids from Sponsor A and Thoma Bravo, and authorized management to begin negotiations of a definitive agreement with respect to a transaction with each of them. The Board authorized representatives of Qatalyst Partners to reach out to both parties to determine if increased bids could be solicited. The Board also directed Wilson Sonsini to begin negotiating definitive agreements with Sponsor A and Thoma Bravo. The Board decided that, while soliciting increased bids, progress should be made on the definitive agreements to further encourage engagement.
Later that same day, on February 2, 2021, Strategic B confirmed that it was not prepared to proceed with a transaction and would not submit a proposal to acquire Talend.
Later on February 2, 2021, following the Board meeting, representatives of Qatalyst Partners contacted Mr. Boro to inform him that Talend received another offer containing better economic terms relative to Thoma Bravo’s latest bid and, as a result, Talend did not intend to grant exclusivity to Thoma Bravo at that time. In that conversation, Qatalyst Partners also noted that, due in part to Thoma Bravo’s consistent engagement in discussions regarding a sales process and meaningful progress on due diligence, the Board still viewed Thoma Bravo as a compelling participant if Thoma Bravo could increase its offer price. In the meantime, representatives of Thoma Bravo, Talend and Qatalyst Partners agreed to continue advancing the various diligence workstreams, and agreed to hold regular status and structuring calls between advisors.
On February 3, 2021, Thoma Bravo and Sponsor A were granted access to an electronic dataroom containing financial, business, and legal information with respect to Talend to further support their due diligence review of the business.
Over the following several days, Talend held several meetings with representatives of both Sponsor A and Thoma Bravo to discuss aspects of a potential transaction, including diligence, technology and product plans, management and structuring challenges. Additionally, at Thoma Bravo’s request, Talend’s legal advisors held several meetings with Thoma Bravo’s legal advisors, Kirkland & Ellis LLP (“Kirkland”), and the legal advisors of Sponsor A to discuss, among other things, transaction structuring and definitive documentation with respect to a transaction.
On February 10, 2021, Talend’s trading price opened at $52.23 per share, and Talend held its scheduled earnings call to report results for the fourth quarter of fiscal year 2020.
On February 11, 2021, the day following the earnings call, the closing trading price of Talend’s stock was $57.06 per share, which was more than 16% over the previous day’s closing trading price of $49.90 per share.
On February 11, 2021, representatives from Sponsor A indicated to representatives of Qatalyst Partners that Sponsor A would not be able to increase its offer price to a competitive level (in light of Talend’s increased trading price).
Later that same day, on February 11, 2021, representatives of Thoma Bravo contacted representatives of Qatalyst Partners and confirmed that Thoma Bravo would likely decline to increase its offer price to a competitive level (in light of Talend’s increased trading price). Nonetheless, given the time and resources already invested by Thoma Bravo in the process, Thoma Bravo wanted to finalize and close out its diligence process in the event that future market changes made a transaction more viable. Talend and Thoma Bravo worked over the next several days to complete Thoma Bravo’s due diligence.
On February 16, 2021, representatives of Thoma Bravo met with Ms. Bemont and Mr. Meister to discuss the current status of diligence and review their findings. Thoma Bravo’s summary focused primarily on growth and retention trends of Talend’s on-premise and cloud offerings.
On February 19, 2021, Ms. Bemont and Mr. Meister met with representatives of Thoma Bravo to respond to elements of Thoma Bravo’s diligence findings presented on February 16, 2021 and discuss critical components of Talend’s strategy and potential opportunities both as a stand-alone business and in the context of an acquisition by Thoma Bravo. On February 24, 2021, Thoma Bravo submitted a revised proposal, increasing their per share offer price to $65.00 per share, which represented a 23% premium to the closing trading price of Talend of $52.83 on February 24, 2021, a 32% premium to Talend’s 30-day volume weighted average price, a 25% premium to Thoma Bravo’s original proposal of $52.00 per share on January 19, 2021 and an 8% premium to Thoma Bravo’s latest proposal of $60.00 per share on February 2, 2021. Additionally, as a result of the ongoing advisors’ discussions with respect to structuring, the revised offer proposed that the transaction would be conducted via a tender offer for all of Talend’s outstanding ordinary shares and ADSs, subject to the minimum condition of a tender of 90% of all of Talend’s outstanding ordinary shares and ADSs. The proposal contained a 30-day “go-shop” period and proposed a 2% termination fee in the event the Board was to change its recommendation or otherwise terminate the transaction in favor of a superior proposal. The proposal required exclusivity with Thoma Bravo for a period of seven calendar days, with rolling one-day extensions as necessary so long as the parties are still negotiating in good faith.
On February 25, 2021, the Board convened a meeting with management and representatives of Qatalyst Partners to discuss Thoma Bravo’s latest proposal. The Board discussed the various risks and benefits of the new offer and representatives of Qatalyst Partners reviewed with the Board certain financial aspects of Thoma Bravo’s February 24 proposal. The Board authorized management to enter into exclusivity with Thoma Bravo but instructed representatives of Qatalyst Partners to attempt to seek an improved “best and final” offer from Thoma Bravo. Later that day, consistent with the direction of the Board, representatives of Qatalyst Partners spoke with representatives of Thoma Bravo and indicated that the Board would be willing to enter into exclusivity if Thoma Bravo were to provide an acceptable “best and final” offer.
On February 25, 2021, Talend’s trading stock price closed at $51.15 per share.
On February 26, 2021, Thoma Bravo submitted a further revised proposal, increasing the per share offer price to $66.00, which represented a 29% premium to the closing trading price of Talend on the previous day, a 34% premium to Talend’s 30-day volume weighted average price, a 27% premium to Thoma Bravo’s original proposal of $52.00 per share on January 19, 2021 and a 2% premium to Thoma Bravo’s latest proposal of $65.00 per share on February 24, 2021. Thoma Bravo confirmed that this was its best and final offer.
On February 26, with the authority of the Board, Talend entered into exclusivity with Thoma Bravo, which provided that Talend would discontinue any negotiations with other parties with respect to a sale transaction and would negotiate exclusively with Thoma Bravo for the duration of the exclusivity period. The exclusivity agreement included customary termination provisions.
On February 28, 2021, representatives of Wilson Sonsini delivered a draft of the Memorandum of Understanding to representatives of Kirkland. Following the delivery of the draft Memorandum of Understanding, the parties continued to finalize diligence, discuss the optimal structuring and timing of the contemplated transactions, and negotiate the terms of the definitive documents.
On March 2, 2021, representatives of Wilson Sonsini, Gide, Qatalyst Partners and Kirkland met to discuss transaction structuring. Following the meeting, the group of advisors continued to meet regularly to strategize and finalize the structuring considerations for a transaction.

The draft Memorandum of Understanding continued to be reviewed and negotiated by the legal and financial advisors, with particular focus on the structuring and timing challenges of an acquisition transaction for a company like Talend. In particular, the parties discussed and negotiated at length: (i) the opportunity and the ability to create a group holding company domiciled in the Netherlands through the merger of Talend into a newly-incorporated Dutch-law-governed company, while maintaining Talend’s business operations in their current jurisdictions through a carve-out of all assets and liabilities of Talend into a new wholly owned subsidiary to be incorporated in France; (ii) the timing and structuring of the post-offer reorganization to maximize closing certainty; (iii) the appropriate minimum condition threshold; and (iv) the necessary regulatory filings and the obligations of each of both parties to the other in seeking and obtaining the required approvals.
After extensive discussions among the parties and consultation and discussion with Houthoff Coöperatief U.A. (“Houthoff”), Thoma Bravo’s Dutch counsel, and Loyens & Loeff N.V. (“Loyens”), Talend’s Dutch counsel, and considerations of applicable law, precedent transactions, and the required vote thresholds to effectuate the contemplated transactions, among other things, Talend and Thoma Bravo took the view that creating a group’s holding company in the Netherlands through the aforementioned merger and carve-out to be conducted following the contemplated Offer would (i) optimize the administrative and corporate structure of the company group by creating a European holding company for Talend and its subsidiaries, and (ii) minimize complexity and disruption to the operations and performance of the business while duly observing stakeholder interests.
In particular, they considered, among other things, that:
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Talend is one of the few French sociétés anonymes listed on the Nasdaq and this raises a number of legal and governance issues and uncertainties, notably resulting from the complexities of reconciling French corporate law constraints with US listing rules. They noted that creating a European holding structure in the Netherlands could help mitigate such issues because Dutch corporate law better allows for the creation of a governance structure that combines the requirements, market expectations and practices under US corporate law as well as US securities markets regulations. Historically, the Netherlands has been an important hub for European headquarters of international companies, leading to a well-developed legal regime and established infrastructure that is well suited to facilitate such corporate structures. Both European and non-European multinational corporations have chosen the Netherlands for their main European office. Having Talend’s new group holding company domiciled in the Netherlands would provide for a tailor-made corporate structure that fully aligns with Talend’s expected new ownership while ensuring due observance of stakeholder interests.

•
The Netherlands is a commonly used jurisdiction to channel international investments into Europe. It offers many advantages, notably in terms of stability of the rules, governance flexibility, and international culture. By re-domiciling in the Netherlands, Talend would benefit from these advantages, including facilitating future growth opportunities, particularly for international financing.

•
Instead of moving the corporate structure of Talend to the United States where a significant part of Talend’s activities, employees, management and shareholders are located, choosing the Netherlands would allow Talend to retain a significant presence in Europe.

The parties agreed that the tendering minimum threshold of 80% of the outstanding Company Shares of Talend was sufficient for the purposes of the minimum condition and the representatives of Thoma Bravo agreed to such threshold. To further increase deal certainty, the parties further agreed that Thoma Bravo may, in its sole discretion, lower the minimum condition threshold from 80% to a percentage not less than 67%.
In addition to the structuring, the parties discussed the regulatory regimes applicable to the proposed transactions and the possible impact on the timing of the consummation of a transaction. In addition to the Works Council consultation and approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, applicable French law would require the approval by MINEFI, as Talend’s business and activities are likely to fall within the sensitive sectors as defined under the French foreign direct investment control regime. The initial phase of the review process is 30 business days following the filing of a fully complete request for authorization submitted to MINEFI. Following the first phase, MINEFI may elect to further extend their review for an additional period of 45 business days, culminating in a potential review period by MINEFI that could not exceed in principle 75 business days. In addition to MINEFI approval, the Offer and the reorganization transactions would also require antitrust and regulatory approval from, among others, the applicable authorities in Germany, Japan, Spain, Austria and possibly the UK. Without the approval of MINEFI and the other applicable regulatory approvals, the Offer could not be consummated. Ensuring that Thoma Bravo would agree to cooperate and take all action reasonably necessary to obtain MINEFI approval was especially important to the Board to increase deal certainty. Consequently, the parties agreed to cooperate in good faith to jointly develop a strategy to obtain all the necessary approvals, cooperate and coordinate to provide the relevant information and make the applicable filings, and to use reasonable best efforts to take any action necessary to obtain the necessary approvals.
On March 5, 2021, the Board met with representatives of Qatalyst Partners and Wilson Sonsini to evaluate the proposed transaction with Thoma Bravo. The Board reviewed the progress of the definitive documents and key outstanding issues with representatives of Wilson Sonsini. Representatives of Qatalyst Partners also advised on the preliminary plans for the “go-shop” outreach process. Meanwhile, representatives of Wilson Sonsini, Gide, Kirkland and Qatalyst Partners continued to meet regularly to discuss and negotiate the draft Memorandum of Understanding.
On March 7, 2021, the Board held a meeting to review the terms of the proposed transaction with Thoma Bravo. Members of management and representatives of Wilson Sonsini, Gide, and Qatalyst Partners also attended the meeting. Certain members of management and representatives of Wilson Sonsini and Qatalyst Partners reviewed with the Board the latest developments in the negotiations, including the expectation that the documentation of the transaction was in nearly final form and could be completed in the following days. A representative of Wilson Sonsini reviewed the key terms of the draft Memorandum of Understanding and the Board’s fiduciary duties, including with respect to the proposed transaction. The representative of Wilson Sonsini made clear to the Board that the Board would be asked to approve the execution of the Memorandum of Understanding, but would not and could not, under applicable law, recommend the execution of the Memorandum of Understanding and the transactions contemplated thereby, including the Offer and the Post-Offer Reorganization, to the shareholders of Talend until the completion of the Works Council consultation, which would take a minimum of 30 days. The Board was advised of the intended compliance with the Works Council consultation process and that under the terms of the draft Memorandum of Understanding, a determination with respect to a recommendation of the Board to the shareholders of Talend would be required to be made within 5 business days of the conclusion of the Works Council consultation period. The Board was also advised of the ability to terminate the Memorandum of Understanding and the circumstances pursuant to which Talend may be obligated to pay Thoma Bravo a 2% termination fee. Representatives of Qatalyst Partners and representatives of Wilson Sonsini discussed with the Board how the size of the termination fee compared to precedent transactions and similarly situated public companies. Representatives of Qatalyst Partners reviewed and discussed with the Board its financial analyses of the $66.00 per share cash consideration to be received pursuant to with the Offer pursuant to, and in accordance with, the Memorandum of Understanding by the holders of Talend ADSs and indicated to the Board that, absent material developments relevant to their analysis, Qatalyst Partners would be prepared to deliver an opinion as to the fairness, from a financial point of view, to such holders (in their capacity as such) of such consideration should the Board decide to proceed with a transaction on the current terms. The Board directed management and representatives of Wilson Sonsini and Qatalyst Partners to finalize the Memorandum of Understanding and related documentation.
Following the Board meeting, representatives of Wilson Sonsini, Gide, Kirkland and Qatalyst Partners continued to finalize the Memorandum of Understanding and settle the outstanding open issues.
On March 9, 2021, the Board convened a meeting to discuss the approval of the transaction and the Memorandum of Understanding with Thoma Bravo. Members of management and representatives of Wilson Sonsini, Gide and Qatalyst Partners were present. Representatives of Wilson Sonsini presented on the fiduciary duties of the Board and the final terms of the draft Memorandum of Understanding, including any changes made since the version previously reviewed at the March 7 meeting of the Board. Representatives of Qatalyst Partners reviewed the updated financial analyses that had been discussed in the meeting on March 7, 2021. At the request of the Board, Qatalyst Partners then rendered its oral opinion, which was subsequently delivered in writing to the Board, that, as of March 9, 2021, based upon and subject to the procedures followed and assumptions, qualifications and limitations considered in connection with the preparation of such opinion, the $66.00 per share cash consideration to be received pursuant to the Offer pursuant to, and in accordance with, the Memorandum of Understanding by the holders of ADSs, in their capacity as such holders, was fair, from a financial point of view, to such holders. The full text of the written opinion, dated March 9, 2021, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications of the review undertaken by Qatalyst Partners in rendering their opinion is attached as Annex A to this Schedule 14D-9. Following further discussion, the Board resolved to approve the final draft of the Memorandum of Understanding.
On March 10, 2021, the Memorandum of Understanding was signed. Later that day, the transaction was publicly announced via press release.
Following the signing and announcement of the Memorandum of Understanding, Qatalyst Partners proceeded to conduct a broad outreach consistent with the “go-shop” provisions of the Memorandum of Understanding.
Between March 10 and March 12, 2021, representatives of Qatalyst Partners contacted 36 financial sponsors and 30 strategic partners, including Sponsor A and Sponsor E. As of March 12, 2021 a total of 39 of those contacted affirmatively declined to participate in the process without executing a non-disclosure agreement, including Sponsor A and Sponsor E. By March 19, 2021, nine potential bidders had executed non-disclosure agreements to engage in the go-shop process. Following the execution of the non-disclosure agreements, six parties attended at least one management meeting with Talend. Three of the four did not schedule further meetings and ultimately declined to proceed.
Of the parties that engaged in the go-shop process, Sponsor F executed a non-disclosure agreement on March 13, 2021. Sponsor F and Talend held management meetings on March 17, 2021, March 22, 2021, March 24, 2021 and two meetings were held on March 26, 2021. These meetings covered, among other things, financial matters, Talend’s business and operations, and Talend’s products and technology. Over the course of these discussions, Sponsor F engaged several advisors and executed seven joinders to the non-disclosure agreement to permit their advisors access to the diligence materials provided by Talend. During this period, Talend and their representatives also engaged with and responded to the diligence requests from Sponsor F and their advisors. However, on April 8, 2021, after extensive due diligence, Sponsor F confirmed that they would not be proceeding and would not be submitting a proposal.
By March 23, 2021, a total of 54 parties affirmatively indicated they were not interested or did not respond to the solicitation.
On April 10, 2021 at 12:01 a.m., the “go-shop” period under the Memorandum of Understanding expired. No parties solicited as part of the “go-shop” process submitted a proposal to Talend.
In addition to the outreach, Talend commenced the Works Council consultation period on March 12, 2021. Pursuant to applicable law, the Works Council was entitled to sixty days to consider the proposed transactions and issue opinions. The Works Council appointed a chartered accountant to assist them throughout the consultation process. After consultation with Talend, the Works Council agreed to complete their consultation by April 27, 2021.
On March 16, 2021, Talend and Thoma Bravo each filed a Premerger Notification and Report Form with the Federal Trade Commission and the Antitrust Division of the Department of Justice in connection with the Offer. The applicable waiting period under the HSR Act expired on March 31, 2021, which satisfied one of the conditions to the Offer. German antitrust clearance was obtained on April 9, 2021 and Austrian antitrust clearance was obtained on April 22, 2021.
Interim meetings were held with the Works Council on March 24, 2021, April 15, 2021, and April 20, 2021 wherein Talend, and when appropriate, Thoma Bravo, answered questions asked by the Works Council. Thoma Bravo attended the meetings on March 24, 2021 and April 20, 2021 and made presentations to the Works Council which included their projections for Talend.
On April 27, 2021, the Works Council issued a unanimous favorable opinion in support of the transaction, with some reservations. On April 29, 2021, the Board met to review the opinion of the Works

Council and to issue its recommendation pursuant to the terms of the Memorandum of Understanding, recommending that Talend proceed with the transactions as contemplated by the Memorandum of Understanding and that shareholders of Talend accept the Offer and tender their shares of Talend (including those represented by ADSs) pursuant to the Offer.
On May 5, 2021, Talend issued a press release announcing, inter alia, that the Board unanimously determined that Thoma Bravo’s proposed offer is consistent with, and will further the business objectives and goals of, Talend and is in the best interests of Talend, its employees, and its shareholders.
Reasons for the Offer and the Other Transactions Contemplated by the Memorandum of Understanding.
In evaluating the Offer and the Memorandum of Understanding and the transactions contemplated by the Memorandum of Understanding, the Board consulted with Talend’s management team, outside legal counsel, and financial advisors. The Board has unanimously determined that the terms of the Memorandum of Understanding and the transactions contemplated by the Offer and the Memorandum of Understanding are consistent with and will further the business objectives and goals of the Company and are in the best interest of Talend and its shareholders. In unanimously recommending that shareholders accept the Offer and tender their Shares pursuant to the Offer, the Board considered numerous factors. In making its determination, the Board focused on a number of reasons, including the following potential advantages and disadvantages, however; these reasons are not ranked and should not be quantitatively weighted:
•
Attractive Premium, Multiple and Consideration.

•
Substantial Premium to Talend’s Trading Price.   The Offer Price of $66.00 is (i) a premium of approximately 29% to the closing price on March 9, 2021 and an (ii) 81% premium to the volume weighted average price over the twelve months prior to March 9, 2021, the last full trading day prior to the public announcement of the execution of the Memorandum of Understanding.

•
Attractive Multiple Relative to Talend’s Historical Valuation.   The Offer implies an enterprise value to next twelve months (“NTM”) revenue multiple of 7.4x, which is (i) 68% greater than Talend’s average trading multiple over the twelve months preceding the announcement of the deal and (ii) a premium to the trading multiple at all times from 2019 to announcement.

•
Attractive Multiple Relative to Precedent Transactions.   The enterprise value to NTM revenue multiple of 7.4x is (i) a 10% premium to the average multiple paid for comparable companies in precedent transactions, (ii) in the top-quartile for comparable financial sponsor transactions and (iii) the highest multiple paid adjusted for growth and profitability.

•
Immediate Liquidity.   The fact that the Offer Price will be paid in cash would provide certain, immediate value and liquidity to Talend’s shareholders.

•
The Comprehensive Nature of Outreach to Buyers and Ability to Solicit Additional Interest Post-Announcement.   The Offer represents the culmination of outreach to multiple potentially interested parties over an approximately two-year period. The parties contacted from 2019 until announcement include the most likely financial sponsors, as well as the most likely strategic buyers. In addition, the Offer provided the Board with the ability to solicit additional interest through a “go shop” process post-announcement, as well as a low termination fee that extended from announcement until close (see Terms of the Transaction Documents, below).

•
Talend’s Operating and Financial Condition; Prospects of Talend.   The Board considered the current and historical financial condition, results of operations, business, and competitive position of Talend, as well as Talend’s financial prospects and risks if Talend were to remain an independent company and the potential impact of those factors on the trading price of the ADSs.

•
Challenges in a Highly Competitive Environment.   The Board considered a number of business challenges that Talend was facing and assessed Talend’s ability to successfully implement its operating plans, particularly in the context of the continued uncertainty about the impact of COVID-19 and the U.S. and global market more generally including (i) a rapidly evolving ecosystem and competitive environment as a result of new entrants to the market, potential competition with other cloud providers, and consolidation in adjacent categories of the market, (ii) Talend’s multi-year transition to cloud, entailing significant product investments, migration of Talend’s existing customer base and the cost and requirements to successfully position Talend’s cloud products, and (iii) the transformation and additional investment in Talend’s sales and marketing strategy and organization, including the realignment of sales territories and roles, new segments of the market, necessary enablement and sales operations support, shifting greater focus on the digital demand generation, and successfully scaling a product-led business model.
•
Strategic Alternatives.   The Board considered (i) possible alternatives to the Offer and the Post-Offer Reorganization, including the possibility of continuing to operate Talend as an independent company, including potential acquisitions by Talend of other businesses, and the desirability and risks of those alternatives, (ii) potential benefits to the Talend shareholders of these alternatives and the timing and likelihood of such alternatives, and (iii) the Board’s assessment that none of the alternatives was reasonably likely to present superior opportunities for Talend to create greater value for the Talend shareholders, taking into account business, competitive, financial, industry, legal, market and regulatory risks.

•
Likelihood of Consummation.   The Board considered that the Offer would reasonably be likely to be consummated in light of the facts that (i) Thoma Bravo and Purchaser have the financial ability and willingness to consummate the Offer, (ii) the Offer is not subject to any financing condition, and (iii) the other conditions to the Offer are reasonable and customary.

•
Terms of the Transaction Documents.   The terms of the Memorandum of Understanding, including:

•
Ability to Respond to Competing Acquisition Proposals and the Go-Shop.   The Memorandum of Understanding permitted Talend, subject to the terms and conditions of the Memorandum of Understanding, to engage and participate in discussions and negotiations with third parties with the intention to solicit competing proposals for the 30-day period following the announcement and, following the expiration of the 30-day period, to, directly or indirectly through Talend’s representatives, participate, engage in or otherwise participate in any discussions or negotiations (including by way of furnishing non-public information or granting access to any of the properties of the Company or its subsidiaries) to any third party that has made a bona fide, unsolicited and written acquisition proposal that was not solicited in breach of certain provisions of the Memorandum of Understanding if the Board determines in good faith, after consultation with Talend’s outside legal counsel and financial advisors, that (i) such acquisition proposal constitutes or would reasonably be expected to lead to a Superior Proposal (as defined in the Memorandum of Understanding) and (ii) failure to engage in such negotiations or discussions would be inconsistent with the Board’s fiduciary duties under applicable law, subject to certain requirements.

•
Ability to Terminate the Memorandum of Understanding Following the Completion of the Works Council Consultation.   Talend was able to terminate the Memorandum of Understanding for a period of 5 business days following the completion of the Works Council Consultation and incur only an expense reimbursement fee of $7 million.

•
Ability to Terminate the Memorandum of Understanding to Accept Superior Offers with a 2% Breakup Fee.   Talend may terminate the Memorandum of Understanding to enter into an alternative acquisition agreement with respect to a Superior Proposal, if (i) substantially concurrent with such termination, Talend enters into an alternative acquisition agreement providing for a Superior Proposal that did not result from a material breach of certain provisions of the Memorandum of Understanding, and (ii) prior to or concurrent with such termination, Talend pays to Cayman Bidco, or its successor in interest, a termination fee of $47,886,769. Importantly, such termination fee remains 2% both during and after the “go-shop” period, unlike many transactions where there is a significantly larger fee incurred for termination after the “go-shop” period.

•
No Financing Condition.   The fact that Cayman Bidco and Purchasers’ obligations under the Memorandum of Understanding are not subject to any conditions regarding their ability to obtain financing, and that Cayman Bidco has made representations that they will have sufficient cash resources to pay fully the amounts required to be paid under the Memorandum of Understanding.

•
Specific Performance.   The fact that the Memorandum of Understanding enables Talend to specifically enforce Cayman Bidco’s obligations under the Memorandum of Understanding.

•
Governing Law.   The fact that the fiduciary duties of the Board are governed by and construed in accordance with the laws of France.

•
Shareholder Feedback.   The Board considered the feedback of multiple shareholders to members of the Board during the period from 2019 to the announcement of the transaction that Talend should evaluate a potential sale transaction.

•
Support Agreements.   Directors and executive officers of the Company, solely in their capacities as shareholders, are supportive of the transaction and have agreed, pursuant to and subject to the conditions of the Tender and Support Agreements, to tender their Company Shares, representing approximately 3.5% of the fully diluted Company Shares as of March 10, 2021.

•
Thoma Bravo’s Credibility and Reputation as an Acquiror.   The Board considered Thoma Bravo’s reputation as an acquiror, particularly with (i) Thoma Bravo’s expertise with software companies, (ii) their positive track record with respect to public company acquisitions, (iii) the fact that Thoma Bravo Fund XIV Global, L.P. secured 100% of the acquisition financing via an equity commitment letter, particularly considering Talend’s business could potentially constrain other avenues of acquisition financing, and (iv) Thoma Bravo’s demonstrated ability and willingness from an early stage to navigate significant structuring and legal complexity required for an acquisition of Talend.

•
Certain Management Projections.   The Board considered certain financial projections for Talend prepared by Talend’s management team, which reflected certain assumptions of Talend’s senior management.

•
Opinion of Qatalyst Partners LP.   The Board considered the financial presentation and oral opinion delivered by Qatalyst Partners to the Board on March 9, 2021, which was confirmed by delivery of a written opinion, dated March 9, 2021, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Qatalyst Partners in preparing its opinion, the Offer Consideration to be paid to the holders of Company ADSs, in their capacity as holders of Company ADSs (other than Parent and its affiliates), in the Offer was fair from a financial point of view to such holders of Company ADSs, as more fully described in “— Opinion of Talend’s Financial Advisor” beginning on page 32.

•
In the course of its deliberations, the Board also considered a variety of material risks and other countervailing factors related to entering into the Memorandum of Understanding that had previously been identified and discussed by Talend’s management team and the Board, which included: .

•
Risk of Non-Consummation.   The possibility that the pending transactions contemplated by the Memorandum of Understanding, any failure to consummate the transactions contemplated by the Memorandum of Understanding, or any delay or uncertainty regarding the transactions contemplated by the Memorandum of Understanding, would cause significant disruption to Talend’s business and concern amongst Talend’s customers, partners, suppliers, employees, investors, analysts and other third parties regarding Talend’s long-term business and financial prospects and ability to operate effectively as an independent company.

•
Pre-Closing Covenants.   The potential limitations on Talend’s pursuit of business opportunities due to pre-closing covenants in the Memorandum of Understanding pursuant to which Talend agreed that it will carry on its business and operations in the ordinary course of business consistent with past practice and, subject to specified exceptions, will not take a number of actions related to certain assets or the conduct of its business without the prior written consent of Purchaser. These restrictions could delay or prevent the Company from undertaking business opportunities that may arise prior to the consummation of the Offer and may have a material and adverse effect on Talend’s ability to respond to changing market and business conditions in a timely manner or at all.

•
Impact of Announcement on the Company.   The effect of the public announcement of the Memorandum of Understanding and the transactions contemplated thereby, including effects on Talend’s operating results and price of Company Shares (including potential short-term volatility) and Talend’s ability to attract and retain key management and personnel.

•
Company Management.   The possibility that the pending transactions contemplated by the Memorandum of Understanding would require the directors, executive management and other employees of Talend to expend extensive time and resources and could cause significant distraction from their work during the pendency of the transactions contemplated by the Memorandum of Understanding.

•
Termination Fee.   The possibility that the $47,886,769 termination fee, payable in certain circumstances, would potentially dissuade a potential acquirer from proposing a transaction that could be of greater value to the Company’s shareholders than the Offer.

•
No Shareholder Participation in Future Growth or Earnings.   The fact that the nature of the Offer and the Post-Offer Reorganization as an all-cash transaction intended to deliver 100% of the ownership of Talend to Thoma Bravo means that Talend shareholders would no longer be able to participate in any future earnings or growth of the Company or benefit from any appreciation in the value of the Company.

•
Regulatory Risks and Timing.   The Offer and the Post-Offer Reorganization are subject to regulatory approvals in multiple jurisdictions, including under the foreign investment control regime of France and specifically the approval required from the French Ministère chargé de l’Economie et des Finance, as well as the review and completion of the consultation process with the Works Council, each of which may impose significant timing delays on the consummation of the transaction and introduce the risk of failure to consummate the transaction for failure to obtain the required regulatory approvals.

•
Liquidation Risk.   The likelihood of litigation relating to the Memorandum of Understanding and the transactions contemplated by the Memorandum of Understanding;

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Tax Treatment.   The treatment of the cash consideration to be received by the holders of Company Shares in the transactions contemplated by the Memorandum of Understanding as generally taxable to such holders.

•
Risk Factors.   The risks described under the section entitled “Risk Factors” in Talend’s most recent filings on Forms 10-Q and 10-K, as amended.

The foregoing discussion of the information and factors considered by the Board includes the principal positive and negative factors considered by the Board, but is not intended to be exhaustive and may not include all of the factors considered by the Board. In view of the wide variety of factors considered in connection with its evaluation of the Memorandum of Understanding and the transactions contemplated thereby, and the complexity of these matters, the Board did not attempt to quantify or otherwise assign any relative or specific weights to the various factors that it considered in determining that the Memorandum of Understanding and the Offer are advisable, fair to and in the best interest of Talend and its shareholders and recommending that the shareholders tender their Company Shares in the Offer. The Board considered its decisions based on the totality of the information presented to the Board over the course of all the Board meetings evaluating the Memorandum of Understanding and the transactions contemplated thereby. Similarly, the Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Board analyzed such factors and reasons as a whole and concluded that the uncertainties, risks, and potentially negative factors relevant to the Offer and the Post-Offer Reorganization were outweighed by the potential benefits that it expected the shareholders of the Company would achieve as a result thereof.
Certain Financial Projections
Talend does not as a matter of course issue public projections as to future performance or earnings beyond the current fiscal year or issue public projections for extended periods due to the unpredictability of the underlying assumptions and estimates. Our management prepared the below Talend projections for fiscal years 2021 through 2030. Our management provided the Talend projections to the Board and Qatalyst, which the Board authorized for Qatalyst to rely on and use in performing its financial analyses (described in “— Opinion of Talend’s Financial Advisor” beginning on page 32). The Board also approved a subset of the Talend projections to be provided to Thoma Bravo in connection with its due diligence review of Talend.

The following is a summary of the Talend projections prepared by management and provided to the Board and Qatalyst, and the subset of which was also provided to Thoma Bravo:
Fiscal Year Ended December 31(1)
Case A (in millions)	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
Revenue	$342	$413	$506	$628	$754	$889	$1,014	$1,115	$1,204	$1,277
Non-GAAP Operating Income(2)(3)	$(23)	$23	$50	$94	$132	$178	$203	$223	$241	$272
Unlevered Free Cash Flow(4)	$(18)	$15	$44	$112	$148	$193	$214	$229	$243	$219
Case B (in millions)	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
Revenue	$342	$402	$473	$555	$643	$732	$817	$894	$958	$1,006
Non-GAAP Operating Income(2)(3)	$(23)	$(6)	$8	$21	$47	$83	$113	$146	$180	$213
Unlevered Free Cash Flow(4)	$(18)	$(8)	$3	$26	$55	$90	$116	$145	$174	$164

(1)
Estimated financials shown at budget foreign exchange rates as of December 31, 2020. The Talend projections assume organic growth rates (i.e., no acquisitions) and were prepared in accordance with Accounting Standards Codification subtopic 606, Revenue Recognition.

(2)
Talend capitalizes certain development costs incurred in connection with internal use software. Development costs incurred in connection with internal use software that meet the criteria for capitalization were not material to Talend’s consolidated financial statements or in the Talend projections.

(3)
“Non-GAAP Operating Income” is a non-GAAP financial measure calculated to exclude share-based compensation expense, amortization of acquired intangible assets, amortization of debt discount and debt issuance costs, and transaction-based expenses.

(4)
“Unlevered Free Cash Flow” (which we refer to as “UFCF”) is a non-GAAP financial measure calculated by starting with Non-GAAP Operating Income (as shown in the table above) and subtracting cash taxes paid, capital expenditures and restructuring costs, and then adding back depreciation expense and decrease in net working capital, and adding back tax-adjusted net interest expense associated with our 1.75% Convertible Senior Notes due September 1, 2024.

A summary of the Talend projections is included in this Schedule 14D-9 solely to give Talend’s shareholders access to information that was made available to the Board and Qatalyst in connection Talend’s evaluation of Thoma Bravo’s acquisition proposal and portions of which were made available to Thoma Bravo in connection with its due diligence review of Talend. The Talend projections were not prepared with a view toward public disclosure or complying with accounting principles generally accepted in the United States (which we refer to as “GAAP”). In addition, the Talend projections were not prepared with a view toward complying with the guidelines established by the SEC or by the American Institute of Certified Public Accountants with respect to prospective financial information. The Talend projections are not fact and should not be relied upon as being necessarily indicative of future results. Readers of this Schedule 14D-9 are cautioned not to place undue reliance on the Talend projections.
The inclusion of the Talend projections in this Schedule 14D-9 should not be regarded as an indication that the Board, Qatalyst, any of their affiliates, or any other recipient of this information (including Thoma Bravo) considered, or now considers, such projections to be a reliable prediction of future results or any actual future events. None of Talend, Qatalyst, Thoma Bravo or any of their respective affiliates or any other person assumes any responsibility for the validity, reasonableness, accuracy or completeness of the Talend projections included in this Schedule 14D-9.
The Talend projections are forward-looking statements. For information on factors that may cause Talend’s future results to differ materially from the Talend projections, see the section of this Schedule 14D-9 entitled “— Cautionary Statement Regarding Forward-Looking Statements,” beginning on page 42. The Talend projections were developed from historical financial statements and a series of Talend management’s assumptions and estimates related to future trends, including assumptions and estimates related to future business initiatives for which historical financial statements were not available, and did not give effect to any changes or expenses as a result of the merger or the other transactions contemplated by the merger agreement.
Talend’s future financial results may materially differ from those expressed in the Talend projections due to numerous factors, including many that are beyond Talend’s ability to control or predict. We cannot assure you that any of the Talend projections will be realized or that our future financial results will not materially vary from the Talend projections. Furthermore, while presented with numerical specificity, the Talend projections necessarily are based on numerous assumptions, many of which are beyond our control and difficult to predict, including with respect to industry performance, competitive factors, industry consolidation, general business, economic, regulatory, market and financial conditions, as well as matters specific to our business, including with respect to future business initiatives and changes to our business model for which we have no historical financial data, which assumptions may not prove to have been, or may no longer be, accurate. The Talend projections do not take into account any circumstances or events occurring after the date they were prepared, including the March 10, 2021 public announcement of the execution of the Memorandum of Understanding and any of the transactions contemplated by the Memorandum of Understanding, the Offer, the Post-Offer Reorganization or subsequent integration planning activities, and have not been updated since their respective dates of preparation. In addition, the Talend projections do not take into account any adverse effects that may arise out of the termination of the Memorandum of Understanding, and should not be viewed as accurate or continuing in that context.
The Talend projections were estimated in the context of the business, economic, regulatory, market and financial conditions that existed at the time the Talend projections were prepared, and the Talend projections have not been updated to reflect revised prospects for our business, changes in general business, economic, regulatory, market and financial conditions or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the Talend projections were prepared. The Talend projections cover multiple years, and such information by its nature becomes less reliable with each successive year. The Talend projections should not be utilized as public guidance and will not be provided in the ordinary course of our business in the future.
The inclusion of the Talend projections in this Schedule 14D-9 should not be deemed an admission or representation by Talend, Qatalyst, Thoma Bravo or any of their respective affiliates with respect to such projections or that the Talend projections included in this Schedule 14D-9 are viewed by Talend, Qatalyst, Thoma Bravo or any of their respective affiliates as material information regarding Talend. We in fact view the Talend projections as non-material because of the inherent risks and uncertainties associated with such projections. The Talend projections are not included in this Schedule 14D-9 in order to induce any stockholder of Talend to vote in favor of any proposal to be considered at the special meeting, but they are being included because such projections, or portions thereof, were provided to the Talend board, Qatalyst and/or Thoma Bravo.
The information from the Talend projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Talend contained in Talend’s public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in the Talend projections, Talend’s shareholders are cautioned not to place undue, if any, reliance on the Talend projections included in this Schedule 14D-9, including in making a decision as to whether to vote in favor of any proposal to be considered at the special meeting.
None of Talend, the Board, its advisors (including, but not limited to, Qatalyst), or any other person intends to, and each of them disclaims any obligations to, update or otherwise revise the Talend projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the Talend projections are shown to be in error or no longer appropriate, except as required by securities laws.
Non-GAAP Financial Measures
Non-GAAP Operating Income and Unlevered Free Cash Flow, each of which are referenced above, are non-GAAP financial measures. These non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. The calculations of non-GAAP financial measures reflected in the Talend projections may differ from others in Talend’s industry and are not necessarily comparable with measures with similar titles used by other companies. Talend strongly encourages you to review all of its financial statements and publicly filed reports in their entirety and to not rely on any single financial measure.
Opinion of Talend’s Financial Advisor.
Talend retained Qatalyst Partners to act as its financial advisor in connection with a potential transaction regarding Talend, such as the Offer, and to evaluate whether the Offer Consideration to be received pursuant to the Offer pursuant to, and in accordance with, the terms of the Memorandum of Understanding by the holders of Company ADSs, in their capacity as holders of Company ADSs (other than Parent or any affiliate of Parent), was fair, from a financial point of view, to such holders. The Board selected Qatalyst Partners to act as its financial advisor based on Qatalyst Partners’ qualifications, expertise, reputation and knowledge of Talend’s business and the industry in which Talend operates, as well as Qatalyst Partners’ prior experience representing software companies in similar transactions. Qatalyst Partners provided its written consent to the reproduction of its opinion in this Schedule 14D-9. At the meeting of the Board on March 9, 2021, Qatalyst Partners rendered to the Board its oral opinion to the effect that, as of March 9, 2021, and based upon and subject to the various assumptions, qualifications, limitations and other matters set forth therein, the Offer Consideration to be received pursuant to the Offer pursuant to, and in accordance with, the terms of the Memorandum of Understanding by the holders of Company ADSs, in their capacity as holders of Company ADSs (other than Parent or any affiliate of Parent), was fair, from a financial point of view, to such holders. Following the meeting, Qatalyst Partners delivered its written opinion, dated March 9, 2021, to the Board.
The full text of the opinion of Qatalyst Partners, dated as of March 9, 2021, is attached to this Schedule 14D-9 as Annex A and is incorporated into this Schedule 14D-9 by reference. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications of the review undertaken by Qatalyst Partners in rendering its opinion. You should read the opinion carefully and in its entirety. Qatalyst Partners’ opinion was provided to the Board and addresses only, as of the date of the opinion, the fairness, from a financial point of view, of the Offer Consideration to be received pursuant to the Offer pursuant to, and in accordance with, the terms of the MEMORANDUM OF UNDERSTANDING by the holders of Company ADSs, in their capacity as holders of Company ADSs (other than Parent or any affiliate of Parent), to such holders, and it does not address any other aspect of the Offer. It does not constitute a recommendation as to whether any holder of Company ADSs should tender Company Shares or Company ADSs in connection with the Offer and does not in any manner address the price at which Company ADSs will trade at any time. The summary of Qatalyst Partners’ opinion set forth herein is qualified in its entirety by reference to the full text of the opinion, which is attached to this Schedule 14D-9 as Annex A.
For purposes of its opinion set forth herein, Qatalyst Partners reviewed a draft, dated as of March 9, 2021, of the Memorandum of Understanding (the “Draft MOU”), certain related documents and certain publicly available financial statements and other business and financial information of Talend. Qatalyst Partners also reviewed certain forward-looking information relating to Talend prepared by the management of Talend, including financial projections and operating data of Talend, which we refer to as Case A and Case B of the Management Projections, described below in the section entitled “— Certain Financial Projections,” beginning on page 29. Additionally, Qatalyst Partners discussed the past and current operations, financial condition and the prospects of Talend with senior management of Talend. Qatalyst Partners also reviewed the historical market prices and trading activity for Company ADSs and compared the financial performance of Talend and the prices and trading activity of Company ADSs with that of certain other selected publicly-traded companies and their securities. In addition, Qatalyst Partners reviewed the financial terms, to the extent publicly available, of selected acquisition transactions and performed such other analyses, reviewed such other information and considered such other factors as Qatalyst Partners deemed appropriate.
In arriving at its opinion, Qatalyst Partners assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to, or discussed with, it by Talend. With respect to the Management Projections, Qatalyst Partners was advised by the management of Talend, and assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Talend of the future financial performance of Talend and other matters covered thereby. Qatalyst Partners also assumed that the Offer would be consummated in accordance with the terms set forth in the Draft MOU, without any modification, waiver or delay. Qatalyst Partners also assumed that the final executed Memorandum of Understanding would not differ in any material respect from the Draft MOU. In addition, Qatalyst Partners assumed that in connection with the receipt of all the necessary approvals of the proposed Offer, no delays, limitations, conditions or restrictions will be imposed that could have an adverse effect on Talend or the contemplated benefits expected to be derived in the proposed Offer. Qatalyst Partners did not make any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Talend or its affiliates nor was it furnished with any such evaluation or appraisal. In addition, Qatalyst Partners relied, without independent verification, upon the assessment of the management of Talend as to the existing and future technology and products of Talend and the risks associated with such technology and products. Qatalyst Partners’ opinion has been approved by its opinion committee in accordance with its customary practice. Qatalyst Partners’ opinion does not constitute a recommendation as to whether any holder of Company ADSs should tender Company Shares or Company ADSs in connection with the Offer and does not in any manner address the price at which Company ADSs will trade at any time.
Qatalyst Partners’ opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of its opinion. Events occurring after the date of its opinion may affect its opinion and the assumptions used in preparing it, and Qatalyst Partners did not assume any obligation to update, revise or reaffirm its opinion. Qatalyst Partners’ opinion did not address the underlying business decision of Talend to engage in the Offer, or the relative merits of the Offer as compared to any strategic alternatives that may be available to Talend. Qatalyst Partners’ opinion is limited to the fairness, from a financial point of view, of the Consideration of $66.00 per Company ADS in cash to be received pursuant to the Offer pursuant to, and in accordance with, the terms of the Memorandum of Understanding by the holders of Company ADSs, in their capacity as holders of Company ADSs (other than Parent or any affiliate of Parent), and Qatalyst Partners expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of the officers, directors or employees of Talend or any of its affiliates, or any class of such persons, relative to such consideration at any time. Qatalyst Partners also expressed no opinion regarding the consideration to be received by any holder of Ordinary Shares under the Memorandum of Understanding in such holder’s capacity as a holder of Ordinary Shares.
The following is a brief summary of the material analyses performed by Qatalyst Partners in connection with its opinion dated as of March 9, 2021. The analyses and factors described below must be considered as a whole; considering any portion of such analyses or factors, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Qatalyst Partners’ opinion. For purposes of its analyses, Qatalyst Partners utilized both third-party research analyst estimates (the “Street Case”), and the Talend Projections. Qatalyst Partners also used a EUR to USD exchange rate of 1.186x as of March 8, 2021 for conversion of amounts into USD. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and to more fully understand the financial analyses used by Qatalyst Partners, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Qatalyst Partners’ financial analyses.
Illustrative Discounted Cash Flow Analysis
Qatalyst Partners performed an illustrative discounted cash flow (“DCF”) analysis, which is designed to imply a range of estimated potential, present values per Ordinary Share as of December 31, 2020 by:
•
adding:

(a)
the implied net present value of the estimated future UFCF, of Talend, based on the Management Projections for calendar year 2021 through calendar year 2029 (which implied net present value was calculated using a range of discount rates of 8.0% to 11.0%, based on an estimated weighted average cost of capital for Talend);
(b)
the implied net present value of a corresponding terminal value of Talend, calculated by multiplying Talend’s estimated UFCF of approximately $219 million, in Case A, or $164 million, in Case B, in calendar year 2030, based on the Management Projections (noting that such number was based on an effective cash tax rate of 25%, as provided by Talend’s management, and which tax rate excludes the effect of Talend’s estimated remaining foreign and federal net operating losses for calendar year 2030, as such tax attributes were separately valued, as described item (d) below), by a range of fully diluted enterprise value to next-twelve-month (“NTM”) estimated UFCF multiples of 20.0x to 35.0x, and discounted to present value using the same range of discount rates used in item (a) above;

(c)
the cash balance (excluding restricted cash) of Talend as of December 31, 2020, as set forth in Talend’s 10-K; and

(d)
the implied net present value of Talend’s estimated foreign and federal tax savings due to its net operating loss balance for the fiscal years 2030 and beyond (as provided by Talend’s management and set forth in the NOL Schedule), discounted to present value using the same range of discount rates used in item (a) above;

•
subtracting: the face value of convertible debt outstanding of Talend as of December 31, 2020; and

•
dividing the resulting amount by the number of fully diluted Ordinary Shares outstanding (calculated utilizing the treasury stock method), which takes into account outstanding stock options and restricted stock units (including performance-based restricted stock units) as February 25, 2021, as provided by Talend’s management, with each of the above-referenced estimated future UFCFs and terminal value having also been adjusted for the degree of estimated dilution to current stockholders or holders of Company ADSs through each respective applicable period (which totaled between approximately 3% and 5% annually throughout the period covered by the Management Projections for each of Case A and Case B) due to the estimated net effects of equity issuances and cancellations related to future equity compensation, based on estimates of future dilution provided by Talend’s management.

Based on the calculations set forth above, this analysis implied a range of values of $46.78 to $87.42 per Ordinary Share, in the case of Case A, and $31.59 to $63.06 per Ordinary Share, in the case of Case B.
Selected Companies Analysis
Qatalyst Partners compared selected financial information and public market multiples for Talend with publicly available financial information and public market multiples for selected companies. The companies used in this comparison included those companies listed below, which were selected by Qatalyst Partners based on factors including that they are publicly traded companies in similar lines of business to Talend, have a similar business model, have similar financial performance or have other relevant or similar characteristics.
Based upon third-party research analyst consensus estimates for calendar year 2021 and using the closing prices as of March 8, 2021 for shares of the selected companies, Qatalyst Partners calculated, among other things, the implied fully-diluted enterprise value divided by estimated consensus revenue for calendar year 2021 (the “CY2021E Revenue Multiples”), for each of the selected companies, as shown below:
Selected Companies	CY2021E Revenue Multiple
TeamViewer AG	16.3x
Workiva, Inc.	12.4x
Qualys, Inc.	8.9x
Model N, Inc.	8.4x
Domo, Inc.	8.2x

Selected Companies	CY2021E Revenue Multiple
Tenable Holdings, Inc.	7.9x
Inovalon Holdings, Inc.	6.4x
Proofpoint, Inc.	6.4x
SVMK Inc.	6.1x
New Relic, Inc.	5.0x
Zuora, Inc.	4.7x
Dropbox, Inc.	4.7x
Progress Software Corporation	4.4x
Cloudera, Inc.	4.4x
Box, Inc.	4.0x
Based upon third-party research analyst estimates and Talend’s closing price as of March 8, 2021, the last closing price prior to the date of the MOU, Qatalyst Partners calculated a CY2021E Revenue Multiple for Talend of 5.3x.
Based on an analysis of the CY2021E Revenue Multiples for the selected companies, Qatalyst Partners selected a representative multiple range of 4.0x to 8.0x and applied this range to Talend’s estimated calendar year 2021 revenue based on the Management Projections and to Talend’s estimated calendar year 2021 revenue based on the Street Case. Based on the fully diluted Ordinary Shares outstanding (calculated utilizing the treasury stock method) as of February 25, 2021, this analysis implied a range of $38.13 to $74.18 per Ordinary Share based on the Management Projections for calendar year 2021 (for which Talend’s management estimated calendar year 2021 revenue was the same in Case A and Case B), and $36.77 to $71.67 per Ordinary Share based on the Street Case for calendar year 2021.
No company included in the selected companies analysis is identical to Talend. In evaluating the selected companies, Qatalyst Partners made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters. Many of these matters are beyond the control of Talend, such as the impact of competition on Talend’s business or the industry in general, industry growth and the absence of any material adverse change in Talend’s financial condition and prospects or the industry or in the financial markets in general. Individual multiples or mathematical analysis, such as determining the arithmetic mean, median, or the high or low, is not in itself a meaningful method of using selected company data.
Selected Transactions Analysis
Qatalyst Partners compared thirty-two selected public company transactions with equity values between $1 billion and $20 billion involving subscription software companies with NTM revenue growth rates less than 30% announced between July 2011 and March 2021. These transactions are listed below:
Transaction Multiples
Announcement Date	Target	Acquiror	LTM Revenue Multiple	NTM Revenue Multiple
10/15/2018	SendGrid, Inc.	Twilio Inc.	14.3x	11.5x
6/10/2019	Tableau Software, Inc.	salesforce.com, inc.	13.2x	10.9x
9/18/2014	Concur Technologies, Inc.	SAP SE	12.6x	10.2x
7/28/2016	NetSuite Inc.	Oracle Corporation	11.8x	9.1x
6/1/2016	Demandware, Inc.	salesforce.com, inc.	11.2x	8.9x
12/3/2011	SuccessFactors, Inc.	SAP SE	10.9x	8.7x

Transaction Multiples
Announcement Date	Target	Acquiror	LTM Revenue Multiple	NTM Revenue Multiple
3/8/2021	Pluralsight, Inc.	Vista Equity Partners Management, LLC	9.8x	8.4x
2/4/2019	The Ultimate Software Group, Inc.	Investor Group	10.0x	8.4x
1/29/2018	Callidus Software Inc.	SAP SE	9.8x	8.3x
12/21/2020	RealPage, Inc.	Thoma Bravo, LLC	9.1x	8.2x
12/17/2017	Aconex Limited	Oracle Corporation	9.4x	8.1x
5/22/2012	Ariba, Inc.	SAP SE	8.8x	7.8x
6/12/2019	Medidata Solutions, Inc.	Dassault Systèmes S.E.	8.8x	7.5x
11/11/2018	Apptio, Inc.	Vista Equity Partners Management, LLC	8.1x	7.0x
12/20/2013	Responsys, Inc.	Oracle Corporation	8.1x	6.9x
2/12/2019	Ellie Mae, Inc.	Thoma Bravo, LLC	7.0x	6.8x
12/24/2018	MINDBODY, Inc.	Vista Equity Partners Management, LLC	7.8x	6.7x
4/18/2016	Cvent, Inc.	Vista Equity Partners Management, LLC	8.0x	6.5x
6/4/2013	ExactTarget, Inc.	salesforce.com, inc.	7.9x	6.5x
12/4/2019	Instructure, Inc.	Thoma Bravo, LLC	7.7x	6.5x
8/1/2016	Fleetmatics Group Plc	Verizon Communications Inc.	7.6x	6.3x
10/24/2011	RightNow Technologies, Inc.	Oracle Corporation	7.4x	6.2x
5/31/2016	Marketo, Inc.	Vista Equity Partners Management, LLC	7.5x	5.9x
2/9/2012	Taleo Corporation	Oracle Corporation	6.3x	5.3x
6/15/2015	DealerTrack Technologies, Inc.	Cox Automotive	4.9x	4.1x
11/11/2018	Athenahealth, Inc.	Veritas Capital Fund Management, L.L.C. & Elliott Management Corporation	4.3x	3.9x
5/18/2016	inContact, Inc.	NICE-Systems Ltd.	4.2x	3.6x
12/17/2019	LogMeIn, Inc.	Francisco Partners & Elliott Management Corporation	3.5x	3.4x
8/27/2012	Kenexa Corporation	International Business Machines Corporation	4.0x	3.3x
7/1/2011	Blackboard Inc.	Providence Equity Partners L.L.C.	3.7x	3.2x
8/31/2016	Interactive Intelligence Group, Inc.	Genesys Telecommunications Laboratories, Inc.	3.4x	3.2x
11/02/2015	Constant Contact, Inc.	Endurance International Group Holdings, Inc.	2.6x	2.3x
For each of the selected transactions listed above, Qatalyst Partners reviewed, among other things, (a) the implied fully diluted enterprise value of the target company as a multiple of last-twelve-month revenue of the target company (the “LTM Revenue Multiple”) and (b) the implied fully diluted enterprise value of the target company as a multiple of third-party research analyst consensus estimates of the NTM revenue of the target company (the “NTM Revenue Multiple”).
Based on the analysis of the LTM Revenue Multiples for the selected transactions, Qatalyst Partners selected a representative multiple range of 7.0x to 10.0x. Qatalyst Partners applied this range to Talend’s revenue (calculated for the twelve-month period ended on December 31, 2020 based on Talend’s historical financials), then subtracted the estimated net debt of Talend as of December 31, 2020 and divided the resulting amount by the fully diluted Ordinary Shares outstanding (calculated utilizing the treasury stock method) as of February 25, 2021 (assuming cash settlement of the convertible notes with the applicable make whole adjustment set forth in the indenture dated September 13, 2019, based on an assumed June 30, 2021 closing date for the Offer). This analysis implied a range of values of $52.85 to $74.22 per Ordinary Share.
Based on the analysis of the NTM Revenue Multiples for the selected transactions, Qatalyst Partners selected a representative multiple range of 6.0x to 8.5x. Qatalyst Partners applied this range to Talend’s estimated NTM revenue (calculated for the twelve-month period ending on December 31, 2021 based on the Street Case), then subtracted the estimated net debt of Talend as of December 31, 2020, and divided the resulting amount by the fully diluted Ordinary Shares outstanding (calculated utilizing the treasury stock method) as of February 25, 2021 (assuming cash settlement of the convertible notes with the applicable make whole adjustment set forth in the indenture dated September 13, 2019, based on an assumed June 30, 2021 closing date for the Offer). This analysis implied a range of values of $53.97 to $75.20 per Ordinary Share.
No company or transaction utilized in the selected transactions analysis is identical to Talend or the Offer. In evaluating the selected transactions, Qatalyst Partners made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond Talend’s control, such as the impact of competition on Talend’s business or the industry generally, industry growth and the absence of any material adverse change in Talend’s financial condition and prospects or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value of the transactions to which they are being compared. Individual multiples or mathematical analysis, such as determining the arithmetic mean, median, or the high or low, is not in itself a meaningful method of using selected transactional data. Because of the unique circumstances of each of these transactions and the Offer, Qatalyst Partners cautioned against placing undue reliance on this information.
Miscellaneous
In connection with the review of the Offer by the Board, Qatalyst Partners performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily amenable to a partial analysis or summary description. In arriving at its opinion, Qatalyst Partners considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Qatalyst Partners believes that selecting any portion of its analyses, without considering all analyses as a whole, could create a misleading or incomplete view of the process underlying its analyses and opinion. In addition, Qatalyst Partners may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Qatalyst Partners’ view of the actual value of Talend. In performing its analyses, Qatalyst Partners made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond Talend’s control. Any estimates contained in Qatalyst Partners’ analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.
Qatalyst Partners conducted the analyses described above solely as part of its analysis of the fairness, from a financial point of view, of the Offer Consideration to be received pursuant to the Offer pursuant to, and in accordance with, the terms of the Memorandum of Understanding by the holders of shares of Company ADSs, in their capacity as holders of Company ADSs (other than Parent or any affiliate of Parent), to such holders and in connection with the delivery of its opinion to the Talend board. This analysis does not purport to be an appraisal or to reflect the price at which Company ADSs might actually trade at any time.

Qatalyst Partners’ opinion and its presentation to the Board was one of many factors considered by the Board in deciding to approve the Memorandum of Understanding. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Board with respect to the Offer Consideration to be received pursuant to the Offer pursuant to, and in accordance with, the terms of the Memorandum of Understanding by the holders of Company ADSs, in their capacity as holders of Company ADSs (other than Parent or any affiliate of Parent), or of whether the Board would have been willing to agree to different consideration. The Offer Consideration was determined through arm’s-length negotiations between Talend and Thoma Bravo and was unanimously approved by the members of the Board in attendance and voting at the March 9, 2021 meeting. Qatalyst Partners provided advice to Talend during these negotiations. Qatalyst Partners did not, however, recommend any specific consideration to Talend or that any specific consideration constituted the only appropriate consideration for the Offer.
Qatalyst Partners provides investment banking and other services to a wide range of entities and individuals, domestically and offshore, from which conflicting interests or duties may arise. In the ordinary course of these activities, affiliates of Qatalyst Partners may at any time hold long or short positions, and may trade or otherwise effect transactions in debt or equity securities or loans of Talend, Parent or certain of their respective affiliates. During the two-year period prior to the date of Qatalyst Partners’ opinion, no material relationship existed between Qatalyst Partners or any of its affiliates and Talend or Parent pursuant to which compensation was received by Qatalyst Partners or its affiliates. Qatalyst Partners and/or its affiliates may in the future provide investment banking and other financial services to Talend or Parent and their respective affiliates for which Qatalyst Partners would expect to receive compensation.
Item 5.   Persons/Assets, Retained, Employed, Compensated or Used.
(a) Solicitations or recommendations.
Under the terms of its engagement, Qatalyst Partners provided Talend with financial advisory services, in connection with the Offer, for which it will be paid approximately $34 million, $250,000 of which was paid following the execution of the engagement letter, $3,000,000 of which was payable upon the delivery of its opinion (regardless of the conclusion reached therein) and the remaining portion of which will be paid upon, and subject to, the consummation of the Offer. Talend has also agreed to reimburse Qatalyst Partners for its expenses incurred in performing its services. Furthermore, Talend has also agreed to indemnify Qatalyst Partners and its affiliates, their respective members, directors, officers, partners, agents and employees and any person controlling Qatalyst Partners or any of its affiliates against certain liabilities, including liabilities under the federal securities laws, and expenses related to or arising out of Qatalyst Partners’ engagement.
Additional information pertaining to the retention of Qatalyst Partners by the Company in Item 4 under the headings “Recommendation of the Board” and “Opinion of Talend’s Financial Advisor” is hereby incorporated by reference in this Item 5.
Neither Talend nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of Talend on its behalf with respect to the Offer or related matters.
Item 6.   Interest in Securities of the Subject Company.
On March 17, 2021, 9,680 shares held by Mr. Meister were sold pursuant to his 10b5-1 trading plan to cover his tax withholding obligations in connection with the vesting of his free shares. On May 17, 2021, 1,582 shares held by Mr. Meister were sold pursuant to his 10b5-1 trading plan to cover his tax withholding obligations in connection with the vesting of his free shares.
Except as set forth herein and other than the scheduled vesting of options, restricted stock units, and warrants in connection with Talend’s employee benefit plans, no transactions with respect to Shares have been effected by Talend or, to the knowledge of Talend, by any of its executive officers, directors, or affiliates during the 60 days prior to the date of this Schedule 14D-9.
Item 7.   Purposes of the Transaction and Plans or Proposals.
Except as otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, Talend is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, Shares by Talend, any of Talend’s subsidiaries or any other person, (ii) except for the Post-Offer Reorganization, any extraordinary transaction, such as a merger, reorganization or liquidation, involving Talend or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of Talend or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of Talend.
Except as described above or otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in the preceding paragraph.
Talend has agreed that from the date of the Memorandum of Understanding until the earlier of the date, if any, on which the Memorandum of Understanding is terminated and the Effective Time, Talend will not, directly or indirectly, among other things, initiate, solicit, induce, or knowingly take any action with a view to facilitate or encourage, any inquiries, proposals or offers that constitute, or would reasonably be expected to lead to, an alternate acquisition proposal from third parties. In addition, Talend has agreed to certain procedures that it must follow in the event Talend receives an unsolicited alternative transaction proposal, including the payment of a $47,886,769 termination fee in the event that Talend terminates the Memorandum of Understanding in connection with entering into any agreement with respect to any such proposal that is superior to Purchaser’s proposal. The description of the Memorandum of Understanding contained in “Section 12 — Memorandum of Understanding; Other Agreements” of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) to this Schedule 14d-9, is incorporated by reference herein.
Item 8.   Additional Information.
Conditions of the Offer.
The information set forth in Section 15 — “Conditions of the Offer” of the Offer to Purchase is herein incorporated by reference.
Arrangements with Directors and Executive Officers of Talend.
The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements —  Arrangements with Directors and Executive Officers of Talend” is incorporated herein by reference.
Golden Parachute Compensation.
The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements —  Golden Parachute Compensation” is incorporated herein by reference.
The Deposit Agreement.
On May 24, 2021, Talend entered into Amendment No. 1 (the “Amendment”) to the Deposit Agreement, dated July 28, 2016, by and among Talend, JPMorgan Chase Bank, N.A. as the Depositary, and all holders from time to time of the ADSs issued thereunder (the “Deposit Agreement”) in order to, among other things, simplify and expedite the process by which the holder of untendered ADSs would receive consideration for such securities in the event the Minimum Condition is satisfied and the Offer is consummated. Talend and the Depositary agreed to amend the Deposit Agreement in connection with the Offer and the related transactions. The Amendment provides that, among other things, if Talend provides the Depositary with written notice of its desire to terminate the Deposit Agreement, the Depositary shall terminate the Deposit Agreement by mailing notice of such termination to the holders of ADSs at least thirty days prior to the date fixed in such notice for such termination, provided that the date of the termination shall not be prior to the close of business on the first day after the completion of the initial Offer period if the Minimum Condition has been satisfied and Purchaser has accepted all Company Shares tendered. If the Minimum Condition is not satisfied or Purchaser does not accept the tendered Company Shares, the termination notice shall be deemed withdrawn and the Deposit Agreement shall remain in full force and effect.

If the Minimum Condition is satisfied and Purchaser accepts all the Company Shares tendered in the Offer, Purchaser may, during a subsequent offering period, offer to purchase the Ordinary Shares underlying any untendered ADSs held by the Depositary (the “Remaining Shares” and such tender offer, the “ADS Offer”), in exchange for the Offer Price. If Purchaser makes the ADS Offer for the Remaining Shares, then, pursuant to the Amendment, the Depositary will cancel the untendered ADSs, will sell all of the Remaining Shares to Purchaser in exchange for the Offer Price, and will hold such aggregate cash payment in trust for the benefit of the holders of such non-tendering ADS holders. The Depositary will arrange to distribute such amount to such holders on a pro rata basis, less any applicable withholding taxes. Any fees and expenses incurred in connection with the cancellation of the ADSs and distribution of the funds will be funded by the Purchaser.
Certain Shareholder Approvals Required in Connection with the Post-Offer Reorganization.
Under the Memorandum of Understanding, Talend is required to hold a general meeting of the shareholders at which shareholders will be requested to vote on, among other matters set forth in the Memorandum of Understanding filed as Exhibit(e)(1) hereto, resolutions related to the Post-Offer Reorganization. The GM will be held on the date to be specified in Talend’s definitive proxy statement with respect to the GM to be filed with the SEC after the filing of this Schedule 14D-9. This Schedule 14D-9 does not constitute a solicitation of proxies, and Talend is not soliciting proxies in connection with the Offer. Company shareholders who hold Ordinary Shares on the record date, which date will be specified in the GM Proxy Statement, are entitled to attend the GM, vote on the GM Matters and receive the GM Proxy Statement. Holders of ADSs as of the record date are entitled to provide voting instructions to the Depositary or such holder’s broker, bank or other nominee, as applicable, with respect to the Ordinary Shares underlying such holder’s ADSs.
Regulatory Approvals.
General
Completion of the Offer is subject to the U.S. and foreign antitrust clearances listed below. Although Talend, Parent and Purchaser believe that they will be able to obtain theses these clearances in a timely manner, they cannot be certain when or if they will do so.
Hart Scott Rodino Antitrust Improvements Act
The transactions contemplated by the Memorandum of Understanding are subject to the requirements of the HSR Act and the related rules and regulations, which provide that certain transactions may not be completed until required information has been furnished to the Department of Justice (which we refer to as the DOJ), and the Federal Trade Commission and until certain waiting periods have been terminated or have expired. The HSR Act requires Thoma Bravo and Talend to observe a 15-day waiting period after the submission of their HSR filings before consummating the Offer, unless the waiting period is terminated early. On March 13, 2021, each of Thoma Bravo and Talend filed a Notification and Report Form under the HSR Act with the DOJ and the FTC, which filings started the initial 15-day waiting period required by the HSR Act. The required waiting period expired on March 31, 2021.
Other Regulatory Approvals
The transactions as contemplated by the Memorandum of Understanding are also subject to Competition Act review and FDI review by governmental authorities in several foreign jurisdictions in which Thoma Bravo and Talend have sufficient revenues to require filings. Thoma Bravo and Talend have submitted filings in France, Austria, Germany and Spain.
France
Under articles L. 151-3 and R. 151-1 et seq. of the French Code Monétaire et Financier, as interpreted and applied by relevant French authorities, the Offer shall not be completed until the express written authorization of the French Ministère chargé de l’Economie et des Finances has been requested, granted and obtained. On March 30, 2021, the filing was made with the French Ministère chargé de l’Economie et des

Finances. After filing, and subject to having received a complete request for authorization, the French Ministère chargé de l’Economie et des Finances must inform the filing person by notice (the “Ministry Notice”) within thirty (30) business days that: (i) the contemplated transaction does not fall within the scope of foreign investment control regulations, or (ii) the contemplated investment falls within the scope of foreign investment control regulations and is rejected, (iii) the contemplated investment falls within the scope of foreign investment control regulations and is duly authorized without any condition, or (iv) covenant or the contemplated investment falls within the scope of foreign investment control regulations but further investigations are necessary to determine whether the protection of the national interest can be guaranteed by attaching covenants and conditions to the authorization.
In the event that the French Ministère chargé de l’Economie et des Finances has opted for option (iv), it then has an additional forty-five (45) business day period to either refuse the contemplated investment or to authorize it subject to the provision of certain covenants and conditions.
As of the date of this Schedule 14D-9, the French Ministère chargé de l’Economie et des Finances has opted for option (iv) and Thoma Bravo is discussing with competent authorities covenants and conditions that shall be necessary to authorize the transactions as contemplated by the Memorandum of Understanding.
Austria
Based on the businesses in which Thoma Bravo and Talend are engaged, under the Austrian Cartel Act, the Offer may not be consummated until a notification has been filed with the Federal Competition Authority (which we refer to as FCA), and formal clearance has been granted by the FCA. The initial review period is four weeks from filing of the notification (Phase I), and may be extended to six weeks at the request of the notifying party. If the FCA or the Federal Cartel Prosecutor requests an in-depth (Phase II) review before the Cartel Court, the review period must be completed within an additional five months (extendable to six months at the request of the notifying party). The FCA granted formal clearance on April 22, 2021.
Germany
Based on the businesses in which Thoma Bravo and Talend are engaged, the Offer may not be consummated until obtaining the (i) German Merger Control Approval and the (ii) German Regulatory Approval. The German Bundeskartellamt granted German Merger Control Approval on April 9, 2021. Phase I has been officially extended until June 25, 2021by the German Federal Ministry for Economic Affairs.
Spain
Based on the businesses in which Thoma Bravo and Talend are engaged, the Offer may not be consummated until the receipt of (i) written confirmation (including by electronic mail) from the Spanish Subdirectorate General for Foreign Investment of the Directorate General for International Trade and Investment (Subdirección General de Inversiones Exteriores at the Dirección General de Comercio Internacional e Inversiones) that no foreign direct investment authorization is required under Spanish Foreign Investment Laws by Cayman Bidco in connection with the transactions contemplated by the Memorandum of Understanding, or (ii) the express written administrative authorization (“autorización previa”) to be granted by the Council of Ministers (Consejo de Ministerios) pursuant to Spanish Foreign Investment laws. The Subdirección General de Inversiones Exteriores informed Thoma Bravo on May 25, 2021 that the foreign direct investment resulting from the transactions as contemplated by the Memorandum of Understanding would not be subject to authorization under Article 7 bis of Act 19/2003.
United Kingdom
Based on the businesses in which Thoma Bravo and Talend are engaged and if the draft National Security and Investment Bill is enacted in the United Kingdom prior to the Offer Acceptance Time, and, following the commencement of the NSI Bill and prior to the Offer Acceptance Time, (i) the transactions contemplated by the Memorandum of Understanding is a “notifiable acquisition” (as currently envisioned by clause 6 of the NSI Bill) subject to prior approval by BEIS, or (ii) BEIS issues a call-in notice for the transaction (as currently envisioned by clause one of the NSI Bill), then the transactions contemplated by the Memorandum of Understanding is approved as currently envisioned by clause 13 and clause 26 of the NSI Bill.
In addition, non-U.S. regulatory bodies and U.S. state attorneys general could take action under the antitrust laws as they deem necessary or desirable in the public interest, including, without limitation, seeking to enjoin the completion of the Offer or permitting completion subject to regulatory conditions. Private parties may also seek to take legal action under the antitrust laws under some circumstances. Although neither Talend nor Thoma Bravo believes that the Offer will violate the antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful.
Japan
Based on the businesses in which Thoma Bravo and Talend are engaged, the foreign direct investment resulting from the transactions as contemplated by the Memorandum of Understanding was subject to prior approval of the Japanese authorities. Such authorization has been granted by the Japanese authorities on May 25, 2021.
In addition, non-U.S. regulatory bodies and U.S. state attorneys general could take action under the antitrust laws as they deem necessary or desirable in the public interest, including, without limitation, seeking to enjoin the completion of the Offer or permitting completion subject to regulatory conditions. Private parties may also seek to take legal action under the antitrust laws under some circumstances. Although neither Talend nor Thoma Bravo believes that the Offer will violate the antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful.
Appraisal Rights.
Subject to certain exceptions, French law does not recognize the concept of appraisal or dissenters’ rights. Accordingly, in the event the Post-Offer Reorganization Proposals are adopted and the Demerger and the Merger are consummated, the Company’s shareholders are not entitled under French law or otherwise to appraisal rights.
Subject to certain exceptions, Dutch law does not recognize the concept of appraisal or dissenters’ rights. Accordingly, in the event the Post-Offer Reorganization Proposals are adopted and the Demerger and the Merger, Tahoe AcquireCo B.V. shareholders are not entitled under Dutch law or otherwise to appraisal rights.
In the event that the Compulsory Acquisition is permissible under applicable law and implemented, the Enterprise Chamber of the Amsterdam Court of Appeals will determine in its sole discretion the price to be paid for the shares in the capital of Tahoe AcquireCo B.V. held by the minority Tahoe AcquireCo B.V. shareholders, which price may be greater than, equal to or less than the Offer Price. Such price may potentially be increased by statutory interest accrued at the rate applicable in the Netherlands (currently 2% per annum). The minority Tahoe AcquireCo B.V. shareholders do not have the right to commence a compulsory acquisition proceeding to oblige Purchaser or Parent to buy their shares in the capital of Tahoe AcquireCo B.V.
Legal Proceedings.
There are currently no legal proceedings relating to the Offer, but legal proceedings arising out of or relating to the transaction contemplated by the Memorandum of Understanding may be filed in the future.
Cautionary Statement Regarding Forward-Looking Statements.
This Schedule 14D-9 and the other documents referenced herein include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Words such as, but not limited to, “may”, “believe”, “can”, “intend”, “potential”, “designed to”, “expect”, “anticipate”, “estimate”, “predict”, “plan”, “targets”, “projects”, “likely”, “will”, “would”, “could”, “potential”, “continue”, “should”, “contemplate”, or similar expressions or phrases or the negative of these and similar expressions or phrases identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs.
These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties, and assumptions that are difficult to predict and many of which we have no control over. You should not place undue reliance on our forward-looking statements. These factors, risks and uncertainties include, but are not limited to, the following: (1) the conditions to the completion of the Offer and the Post-Offer Reorganization may not be satisfied, or the regulatory approvals required for the Offer and the Post-Offer Reorganization may not be obtained on the terms expected or on the anticipated schedule; (2) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the Offer and the Post-Offer Reorganization; (3) the occurrence of any event, change or other circumstance that could give rise to the termination of the Memorandum of Understanding between the parties to the Offer and the Post-Offer Reorganization; (4) the effect of the announcement or pendency of the Offer and the Post-Offer Reorganization on our business relationships, operating results, and business generally; (5) risks that the proposed acquisition disrupts our current plans and operations and potential difficulties in our employee retention as a result of the proposed merger; (6) risks related to diverting management’s attention from our ongoing business operations; (7) the outcome of any legal proceedings that may be instituted against us related to the Offer, the Post-Offer Reorganization or the Memorandum of Understanding; (8) the amount of the costs, fees, expenses and other charges related to the Offer and the Post-Offer Reorganization; (9) general economic conditions, particularly those in the software sector; (10) the trading price of our ADSs; and (11) other factors discussed from time to time in our reports filed with the SEC, including the factors discussed in Item 1A of Talend’s 20220 Annual Report on Form 10-K as filed with the SEC on March 1, 2021 and Talend’s Quarterly Report on Form 10-Q as filed with the SEC on May 7, 2021 for the fiscal quarter ending March 31, 2021 and subsequent SEC filings, which are available at http://www.sec.gov.
Forward-looking statements reflect the views and assumptions of management as of the date of this Schedule 14D-9 (unless specified otherwise) with respect to future events. Talend does not undertake, and hereby disclaims, any obligation, unless required to do so by applicable securities laws, to update any forward-looking statements, whether as a result of new information, future events or other factors. The inclusion of any statement in this Schedule 14D-9 does not constitute an admission by Talend or any other person that the events or circumstances described in such statement are material.
You are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date of this Schedule 14D-9 (unless specified otherwise) or, in the case of documents referred to or incorporated by reference, the dates of those documents.
Where You Can Find More Information.
Talend files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that Talend files at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Talend’s public filings are also available in electronic format to the public from commercial document retrieval services and at the website maintained by the SEC at http://www.sec.gov. You can also review Talend’s SEC filings on its web site at https://investor.talend.com. Information included on Talend’s website is not a part of this Schedule 14D-9.
The SEC allows Talend to “incorporate by reference” information into this Schedule 14D-9, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Schedule 14D-9, except for any information superseded by information contained directly in this Schedule 14D-9. This Schedule 14D-9 incorporates by reference the documents described below that Talend has previously filed with the SEC, as well as the annexes to this Schedule 14D-9. These documents contain important information about Talend and its financial condition.
The following documents listed below that Talend has previously filed with the SEC are incorporated by reference:
•
Annual Report on Form 10-K, for the fiscal year ended December 31, 2020 filed with the SEC on March 1, 2021;

•
All information in our definitive proxy statement on Schedule 14A, filed with the SEC on April 29, 2021, solely to the extent incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended December 31, 2020;

•
Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2021, filed with the SEC on May 7, 2021; and

•
Current Reports on Form 8-K, filed with the SEC on February 5, 2021, February 26, 2021, March 10, 2021 May 4, 2021, May 5, 2021 (Items 1.01, 8.01, and 9.01), May 24, 2021, and June 2, 2021.

All documents that Talend files pursuant to Sections 13(a), 13(c), 14 or 15(d) under the Exchange Act from the date of this Schedule 14D-9 shall also be deemed to be incorporated by reference in this Schedule 14D-9. Notwithstanding anything herein to the contrary, any information furnished under Item 2.02 and 7.01 of Talend’s Current Reports on Form 8-K and any other information which is furnished, but not filed with the SEC, is not incorporated herein by reference.
You may obtain any of the documents incorporated by reference from the SEC’s public reference room or the SEC’s Internet website described above. Documents incorporated by reference in this Schedule 14D-9 are also available from Talend without charge, excluding all exhibits unless specifically incorporated by reference in such documents. Shareholders may obtain documents incorporated by reference in this Schedule 14D-9 by requesting them in writing or by telephone from Talend at the following address:
Talend S.A.
5-7 rue Salomon de Rothschild
92150 Suresnes, France
Telephone: +33 (0) 1 46 25 06 00
Attn: Legal Representatives
You should rely only on the information contained in this Schedule 14D-9, including the annexes attached hereto or the information incorporated by reference herein, to vote your shares at the general meeting of Talend shareholders. Talend has not authorized anyone to provide you with information that differs from that contained in this Schedule 14D-9. This Schedule 14D-9 is dated [•], 2021. You should not assume that the information contained in this Schedule 14D-9 is accurate as of any date other than that date, and the mailing of this Schedule 14D-9 to shareholders shall not create any implication to the contrary.

Item 9.
Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated June 11, 2021 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Tahoe Bidco B.V. with the SEC on June 11, 2021).
(a)(1)(B)	Ordinary Share Acceptance Form (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Tahoe Bidco B.V. with the SEC on June 11, 2021).
(a)(1)(C)	Form of ADS Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed by Tahoe Bidco B.V. with the SEC on June 11, 2021).
(a)(1)(D)	ADS Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed by Tahoe Bidco B.V. with the SEC on June 11, 2021).
(a)(1)(E)	ADS Form of Letter to Clients for Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed by Tahoe Bidco B.V. with the SEC on June 11, 2021).
(a)(1)(F)	Form of Letter to Holders of fully vested and exercisable options of the Company (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO filed by Tahoe Bidco B.V. with the SEC on June 11, 2021).
(a)(1)(G)	Form of Letter to Holders of options of the Company, a portion of which are vested and exercisable and a portion of which are unvested and unexercisable (incorporated by reference to Exhibit (a)(1)(H) to the Schedule TO filed by Tahoe Bidco B.V. with the SEC on June 11, 2021).
(a)(1)(H)	Form of Letter to Holders of fully vested and exercisable BSAs of the Company (incorporated by reference to Exhibit (a)(1)(I) to the Schedule TO filed by Tahoe Bidco B.V. with the SEC on June 11, 2021).
(a)(1)(I)	Form of Letter to Holders of BSAs of the Company, a portion of which are vested and exercisable and a portion of which are unvested and unexercisable (incorporated by reference to Exhibit (a)(1)(J) to the Schedule TO filed by Tahoe Bidco B.V. with the SEC on June 11, 2021).
(a)(1)(J)	Form of Letter to Holders of fully vested and exercisable BSPCEs of the Company (incorporated by reference to Exhibit (a)(1)(K) to the Schedule TO filed by Tahoe Bidco B.V. with the SEC on June 11, 2021).
(a)(1)(K)	Form of Letter to Holders of BSPCEs of the Company, a portion of which are vested and exercisable and a portion of which are unvested and unexercisable (incorporated by reference to Exhibit (a)(1)(L) to the Schedule TO filed by Tahoe Bidco B.V. with the SEC on June 11, 2021).
(a)(1)(L)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(M) to the Schedule TO filed by Tahoe Bidco B.V. with the SEC on June 11, 2021).
(a)(1)(M)	Summary Advertisement as published in The New York Times on June 11, 2021 (incorporated by reference to Exhibit (a)(1)(N) to the Schedule TO filed by Tahoe Bidco B.V. with the SEC on June 11, 2021).
(a)(5)(A)	Joint Press Release of Talend S.A. and Tahoe Bidco B.V. dated March 10, 2021 (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by Talend S.A. with the SEC on June 11, 2021).
(a)(5)(B)	Talend Employee FAQ, first used on March 10, 2021 by Talend S.A. (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9 filed by Talend S.A. with the SEC on March 10, 2021).
(a)(5)(C)	Investor Presentation, first used on March 10, 2021 by Talend S.A. (incorporated by reference to Exhibit 99.3 to the Schedule 14D-9 filed by Talend S.A. with the SEC on March 10, 2021).
(a)(5)(D)	Employee Letter, first used on March 10, 2021 by Talend S.A. (incorporated by reference to Exhibit 99.4 to the Schedule 14D-9 filed by Talend S.A. with the SEC on March 10, 2021).
(a)(5)(E)	Customer Letter, first used on March 10, 2021 by Talend S.A. (incorporated by reference to Exhibit 99.5 to the Schedule 14D-9 filed by Talend S.A. with the SEC on March 10, 2021).

Exhibit No.	Description
(a)(5)(F)	Partner Letter, first used on March 10, 2021 by Talend S.A. (incorporated by reference to Exhibit 99.6 to the Schedule 14D-9 filed by Talend S.A. with the SEC on March 10, 2021).
(a)(5)(G)	Town Hall Presentation, first used on March 10, 2021 by Talend S.A. (incorporated by reference to Exhibit 99.7 to the Schedule 14D-9 filed by Talend S.A. with the SEC on March 10, 2021).
(a)(5)(H)	Sales Force Toolkit Document, first used on March 10, 2021 by Talend S.A. (incorporated by reference to Exhibit 99.8 to the Schedule 14D-9 filed by Talend S.A. with the SEC on March 10, 2021).
(a)(5)(I)	Senior Leader Toolkit Document, first used on March 10, 2021 by Talend S.A. (incorporated by reference to Exhibit 99.9 to the Schedule 14D-9 filed by Talend S.A. with the SEC on March 10, 2021).
(a)(5)(J)	Customer and Partner Engagement Presentation, first used on March 10, 2021 by Talend S.A. (incorporated by reference to Exhibit 99.10 to the Schedule 14D-9 filed by Talend S.A. with the SEC on March 10, 2021).
(a)(5)(K)	Sales and Partner Objection Slides, first used on March 10, 2021 by Talend S.A. (incorporated by reference to Exhibit 99.11 to the Schedule 14D-9 filed by Talend S.A. with the SEC on March 10, 2021).
(a)(5)(L)	Manager Guide, first used on March 10, 2021 by Talend S.A. (incorporated by reference to Exhibit 99.12 to the Schedule 14D-9 filed by Talend S.A. with the SEC on March 10, 2021).
(a)(5)(M)	Works Council Presentation, first used on March 12, 2021 by Talend S.A. (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9 filed by Talend S.A. with the SEC on March 17, 2021).
(a)(5)(N)	Employee Presentation, first used on March 17, 2021 by Talend S.A. (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9 filed by Talend S.A. with the SEC on March 10, 2021).
(a)(5)(O)	Employee FAQ #2, first used on March 28, 2021 by Talend S.A. (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9 filed by Talend S.A. with the SEC on March 29, 2021).
(a)(5)(P)	Press Release, first used on April 1, 2021 by Talend S.A. (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9 filed by Talend S.A. with the SEC on April 2, 2021).
(a)(5)(Q)	Equity Award Examples, first used on April 9, 2021 by Talend S.A. (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9 filed by Talend S.A. with the SEC on April 9, 2021).
(a)(5)(R)	Press Release, first used on April 12, 2021 by Talend S.A. (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9 filed by Talend S.A. with the SEC on April 12, 2021).
(a)(5)(S)	Press Release of Talend S.A. and Tahoe Bidco B.V. dated May 5, 2021 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Talend S.A. with the SEC on May 5, 2021).
(a)(5)(T)	Amendment No. 1 to the Deposit Agreement dated as of July 28, 2016, by and between Talend S.A. and JPMorgan Chase Bank, N.A., and all holders from time to time of American depositary receipts issued thereunder (incorporated by reference to Exhibit 4.1 to the Form 8-K filed by Talend S.A. with the SEC on May 24, 2021).
(a)(5)(U)	Opinion of Qatalyst Partners L.P. dated March 9, 2021 (included as Annex A to this Schedule 14D-9).
(e)(1)	Memorandum of Understanding, dated March 10, 2021, by and between Talend S.A. and Tahoe Bidco (Cayman), LLC (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Talend S.A. with the SEC on March 10, 2021).
(e)(2)	Form of Tender and Support Agreement, dated March 10, 2021, by and between Tahoe Bidco (Cayman), LLC, and each of Christal Bemont, Adam Meister, Ann-Christel Graham, Jamie Kiser, Krishna Tammana, Michelle Sitzman, Lauren Vaccarello, Aaron Ross, Steve Singh, Patrick Jones, Elissa Fink, Nora Denzel, Elizabeth Fetter and Ryan Kearny (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Talend S.A. with the SEC on March 10, 2021).

Exhibit No.	Description
(e)(3)	Form of Indemnification Agreement between Talend S.A. and each of its executive officers and directors (incorporated by reference to Exhibit 10.21 to Form F-1 filed with the SEC by the Company on June 28, 2016).
(e)(4)	Offer Letter by and between Talend, Inc. and Christal Bemont, dated as of January 7, 2020 (incorporated by reference to Exhibit 10.18 to Form 10-K filed with the SEC by the Company on March 17, 2020).
(e)(5)	Offer Letter by and between Talend, Inc. and Adam Meister, dated as of August 14, 2018 (incorporated by reference to Exhibit 10.19 to Form 10-K filed with the SEC by the Company on February 28, 2019).
(e)(6)	Offer Letter by and between Talend, Inc. and Ann-Christel Graham, dated as of December 18, 2019 (incorporated by reference to Exhibit 10.23 to Form 10-K filed with the SEC by the Company on March 17, 2020).
(e)(7)	Amended and Restated Offer Letter by and between Talend, Inc. and Jamie Kiser, dated as of March 25, 2020 (incorporated by reference to Exhibit 10.15 to Form 10-K filed with the SEC by the Company on March 1, 2021).
(e)(8)	Amendment to the Amended and Restated Offer Letter by and Between Talend, Inc. and Jamie Kiser, dated as of October 2, 2020 (incorporated by reference to Exhibit 10.16 to Form 10-K filed with the SEC by the Company on March 1, 2021).
(e)(9)	Offer Letter by and between Talend, Inc. and Krishna Tammana, dated as of September 25, 2020 (incorporated by reference to Exhibit 10.2 to Form 10-Q filed with the SEC by the Company on November 9, 2020).
(e)(10)	Form of Amended and Restated Change of Control and Severance Agreement (incorporated by reference to Exhibit 10.18 to Form 10-K filed with the SEC by the Company on March 1, 2021)
(e)(11)	Stock Option Plans-2016, 2015, 2014, 2013, 2012, 2011 and 2010 (incorporated by reference to Exhibit 10.19 to Form 10-K filed with the SEC by the Company on March 1, 2021).
(e)(12)	Form of Stock Option Grant Documents for Stock Option Plans-2016, 2015, 2014, 2013, 2012, 2011 and 2010 (incorporated by reference to Exhibit 10.20 to Form 10-K filed with the SEC by the Company on March 1, 2021).
(e)(13)	2016 Free Share Plan (English translation) (incorporated by reference to Exhibit 10.21 to Form 10-K filed with the SEC by the Company on March 1, 2021).
(e)(14)	Form of 2016 Time-Based Free Share Grant Letter (incorporated by reference to Exhibit 10.22 to Form 10-K filed with the SEC by the Company on March 1, 2021).
(e)(15)	Form of 2016 Performance-Based Free Share Grant Letter (incorporated by reference to Exhibit 10.23 to Form 10-K filed with the SEC by the Company on March 1, 2021).
(e)(16)	2017 Free Share Plan (English translation) (incorporated by reference to Exhibit 10.24 to Form 10-K filed with the SEC by the Company on March 1, 2021).
(e)(17)	Form of 2017 Time-Based Free Share Grant Letter (incorporated by reference to Exhibit 10.25 to Form 10-K filed with the SEC by the Company on March 1, 2021).
(e)(18)	Form of 2017 Performance-Based Free Share Grant Letter (incorporated by reference to Exhibit 10.26 to Form 10-K filed with the SEC by the Company on March 1, 2021).
(e)(19)	2017-02 Free Share Plan (English translation) (incorporated by reference to Exhibit 10.27 to Form 10-K filed with the SEC by the Company on March 1, 2021).
(e)(20)	Form of 2017-02 Time-Based Free Share Grant Letter (incorporated by reference to Exhibit 10.28 to Form 10-K filed with the SEC by the Company on March 1, 2021).
(e)(21)	Form of 2017-02 Performance-Based Free Share Grant Letter (incorporated by reference to Exhibit 10.29 to Form 10-K filed with the SEC by the Company on March 1, 2021).
(e)(22)	Talend S.A. 2017 Stock Option Plan (incorporated by reference to Exhibit 10.30 to Form 10-K filed with the SEC by the Company on March 1, 2021).

Exhibit No.	Description
(e)(23)	Form of 2017 Stock Option Plan Grant Agreement as of May 21, 2020 (incorporated by reference to Exhibit 10.31 to Form 10-K filed with the SEC by the Company on March 1, 2021).
(e)(24)	Talend S.A. 2018 Free Share Plan (English translation) (incorporated by reference to Exhibit 10.32 to Form 10-K filed with the SEC by the Company on March 1, 2021).
(e)(25)	Form of 2018 Time-Based Free Share Grant Letter (included in Exhibit 10.32) (incorporated by reference to Exhibit 10.33 to Form 10-K filed with the SEC by the Company on March 1, 2021).
(e)(26)	Form of 2018 Performance-Based Free Share Grant Letter (included in Exhibit 10.32) (incorporated by reference to Exhibit 10.34 to Form 10-K filed with the SEC by the Company on March 1, 2021).
(e)(27)	Talend S.A. 2019 Free Share Plan (English translation) (incorporated by reference to Exhibit 10.35 to Form 10-K filed with the SEC by the Company on March 1, 2021).
(e)(28)	Form of 2019 Time-Based Free Share Grant Letter (incorporated by reference to Exhibit 10.36 to Form 10-K filed with the SEC by the Company on March 1, 2021).
(e)(29)	Form of 2019 Performance-Based Free Share Grant Letter (incorporated by reference to Exhibit 10.37 to Form 10-K filed with the SEC by the Company on March 1, 2021).
(e)(30)	Talend S.A. 2020 Free Share Plan (English translation) (incorporated by reference to Exhibit 10.38 to Form 10-K filed with the SEC by the Company on March 1, 2021).
(e)(31)	Form of 2020 Time-Based Free Share Grant Letter (incorporated by reference to Exhibit 10.39 to Form 10-K filed with the SEC by the Company on March 1, 2021).
(e)(32)	Form of 2020 Performance-Based Free Share Grant Letter (incorporated by reference to Exhibit 10.40 to Form 10-K filed with the SEC by the Company on March 1, 2021).
(e)(33)	Talend S.A. 2020 Stock Option Plan (incorporated by reference to Exhibit 10.41 to Form 10-K filed with the SEC by the Company on March 1, 2021).
(e)(34)	Form of 2020 Stock Option Plan Agreement (incorporated by reference to Exhibit 10.42 to Form 10-K filed with the SEC by the Company on March 1, 2021).
(e)(35)	Amended and Restated Talend S.A. 2017 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.43 to Form 10-K filed with the SEC by the Company on March 1, 2021).
(e)(36)	U.S Offering Document to the Amended and Restated Talend S.A. 2017 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.44 to Form 10-K filed with the SEC by the Company on March 1, 2021).
(e)(37)	Non-U.S. Offering Document to the Amended and Restated Talend S.A. 2017 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.45 to Form 10-K filed with the SEC by the Company on March 1, 2021).
(e)(38)	Form of BSA Grant Document (English translation) through February 4, 2016 (incorporated by reference to Exhibit 10.46 to Form 10-K filed with the SEC by the Company on March 1, 2021).
(e)(39)	Form of BSA Grant Document (English translation) as of October 4, 2016 (incorporated by reference to Exhibit 10.47 to Form 10-K filed with the SEC by the Company on March 1, 2021).
(e)(40)	Form of BSA Grant Document (English translation) as of August 4, 2020 (incorporated by reference to Exhibit 10.48 to Form 10-K filed with the SEC by the Company on March 1, 2021).
(e)(41)	Talend S.A. Executive Incentive Compensation Plan, as Amended and Restated on February 4, 2021 (incorporated by reference to Exhibit 10.49 to Form 10-K filed with the SEC by the Company on March 1, 2021).

*
Filed herewith

Annex A
March 9, 2021
Board of Directors
Talend S.A.
5-7, rue Salomon de Rothschild
92150 Suresnes
France
Members of the Board:
We understand that Talend S.A., a French societè anonyme (the “Company”), and Tahoe Bidco (Cayman) LLC, an exempted company incorporated under the laws of the Cayman Islands (“Parent”), propose to enter into a Memorandum of Understanding (the “MOU”), pursuant to which, among other things, Parent will (in certain circumstances) cause the commencement by Tahoe Bidco B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the Laws of the Netherlands (“Purchaser”), of a tender offer (the “Offer”) for any and all of the outstanding ordinary shares of the Company, nominal value €0.08 per share (“Company Shares”), and American Depositary Shares representing Company Shares (“Company ADSs”), for $66.00 per Company Share and per Company ADS in cash, without interest (the “Consideration”). The terms and conditions of the Offer are more fully set forth in the MOU.
You have asked for our opinion as to whether the Consideration to be received pursuant to the Offer pursuant to, and in accordance with, the terms of the MOU by the holders of Company ADSs, in their capacity as holders of Company ADSs (other than Parent or any affiliate of Parent) (the “Holders”), is fair, from a financial point of view, to such Holders.
For purposes of the opinion set forth herein, we have reviewed a draft, dated as of March 9, 2021, of the MOU (the “Draft MOU”), certain related documents and certain publicly available financial statements of the Company and other business and financial information of the Company. We have also reviewed certain forward-looking information relating to the Company prepared by the management of the Company, including financial projections and operating data of the Company (the “Company Projections”). Additionally, we discussed the past and current operations and financial condition and the prospects of the Company with senior management of the Company. We also reviewed the historical market prices and trading activity for Company ADSs and compared the financial performance of the Company and the prices and trading activity of Company ADSs with that of certain other selected publicly-traded companies and their securities. In addition, we reviewed the financial terms, to the extent publicly available, of selected acquisition transactions and performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.
In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to, or discussed with, us by the Company. With respect to the Company Projections, we have been advised by the management of the Company, and have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company and other matters covered thereby. We have assumed that the Offer will be consummated in accordance with the terms set forth in the Draft MOU, without any modification, waiver or delay. We have also assumed that the final executed MOU will not differ in any material respect from the Draft MOU reviewed by us. In addition, we have assumed that in connection with the receipt of all the necessary approvals of the proposed Offer, no delays, limitations, conditions or restrictions will be imposed that could have an adverse effect on the Company or the contemplated benefits expected to be derived in the proposed Offer. We have not made any independent evaluation or appraisal

A-1

of the assets or liabilities (contingent or otherwise) of the Company or its affiliates, nor have we been furnished with any such evaluation or appraisal. In addition, we have relied, without independent verification, upon the assessment of the management of the Company as to the existing and future technology and products of the Company and the risks associated with such technology and products.
We have acted as financial advisor to the Board of Directors of the Company in connection with the Offer. We will receive a fee for our services, a portion of which was paid upon our engagement, and a portion of which will become payable upon rendering of this opinion. We will also receive an additional, larger fee if the Offer is consummated. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities arising out of our engagement. During the two-year period prior to the date hereof, no material relationship existed between Qatalyst Partners or any of its affiliates and the Company or Parent pursuant to which compensation was received by Qatalyst Partners or its affiliates. Qatalyst Partners and/or its affiliates may in the future provide investment banking and other financial services to the Company or Parent and their respective affiliates for which we would expect to receive compensation.
Qatalyst Partners provides investment banking and other services to a wide range of entities and individuals, domestically and offshore, from which conflicting interests or duties may arise. In the ordinary course of these activities, affiliates of Qatalyst Partners may at any time hold long or short positions, and may trade or otherwise effect transactions in debt or equity securities or loans of the Company, Parent or certain of their respective affiliates.
This opinion has been approved by our opinion committee in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent. This opinion does not constitute a recommendation as to whether any Holder should tender Company Shares or Company ADSs in connection with the Offer and does not in any manner address the price at which Company ADSs will trade at any time.
Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion. Our opinion does not address the underlying business decision of the Company to engage in the Offer, or the relative merits of the Offer as compared to any strategic alternatives that may be available to the Company. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be received pursuant to the Offer pursuant to, and in accordance with, the terms of the MOU by the Holders, and we express no opinion with respect to the fairness of the amount or nature of the compensation to any of the officers, directors or employees of the Company or any of its affiliates, or any class of such persons, relative to such consideration. We also express no opinion regarding the consideration to be received by any holder of Ordinary Shares under the MOU in such holder’s capacity as a holder of Ordinary Shares.
Based on and subject to the foregoing, we are of the opinion on the date hereof that the Offer Consideration to be received pursuant to the Offer pursuant to, and in accordance with, the terms of the MOU by the Holders of Company ADSs, in their capacity as such Holders, is fair, from a financial point of view, to such Holders.
Yours faithfully,
/s/ QATALYST PARTNERS LP
QATALYST PARTNERS LP

A-2

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.
TALEND S.A.
Dated: June 11, 2021	By:	/s/ Christal Bemont Name: Christal Bemont Title: Chief Executive Officer